7/3

06014855

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evergreen Marine Corp

*CURRENT ADDRESS

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4480 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/5/06

82-4420

AR/S
12-31-05

EVERGREEN MARINE CORPORATION
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT AUDITORS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

The reader is advised that the accompanying financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段３３３號９樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Stockholders
Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for those investee companies accounted for under the equity method, is based solely on the reports of other auditors. Those statements reflect long-term investments of 50,863,785 thousand New Taiwan dollars and 44,125,248 thousand New Taiwan dollars, constituting 58.77% and 47.58% of the total assets as of December 31, 2005 and 2004, respectively, and reflect net investment income of 7,169,166 thousand New Taiwan dollars and 8,591,961 thousand New Taiwan dollars, constituting 48.88% and 63.16% of the pre-tax net income for the years ended December 31, 2005 and 2004, respectively.

We conducted our audits in accordance with the "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan.

We have also audited the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the years ended December 31, 2005 and 2004, on which we have issued an unqualified opinion with explanatory paragraph thereon.

Diwan, Ernst & Young
March 17, 2006
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

BALANCE SHEETS

December 31, 2005 and 2004

(Expressed in New Taiwan Thousand Dollars)

ASSETS	December 31, 2005	December 31, 2004
Current Assets		
Cash and cash equivalents (Notes B & D1)	$4,701,240	$4,171,007
Short-term investments, net (Notes B, D2 & F)	4,402,881	16,990,797
Notes receivable	28	35
Accounts receivable, net (Notes B & D3)	2,399,846	3,066,671
Accounts receivable - related parties (Notes B, D3 & E)	108,333	365,055
Other receivables (Notes B & D4)	248,098	284,534
Other receivables - related parties (Notes B, D4 & E)	32,611	27,247
Other financial assets - current, net (Notes B & D5)	613,203	61,058
Inventories (Notes B & D6)	645,904	439,249
Prepayments	177,558	135,383
Deferred income tax assets - current (Notes B & D23)	27,992	-
Restricted assets - current (Note F)	132,050	135,200
Other current assets (Notes D7)	2,687,875	3,071,144
Total Current Assets	16,177,619	28,747,380
Long-Term Investments (Notes B, D8&E)		
Long-term equity investments		
Under the equity method	58,638,028	51,589,348
Under the cost method	2,681,112	2,640,919
Long-term bond investments	12,581	-
Other long-term investments	312	312
Other financial assets - non-current	-	135,330
Total Long-Term Investments	61,332,033	54,365,909
Property, Plant and Equipment (Notes B, D9, E & F)		
Land	1,998,859	1,998,859
Buildings	1,511,958	1,356,403
Loading/discharging equipment	3,616,970	3,079,785
Computer equipment	116,851	175,468
Transportation equipment	16,697,252	17,102,718
Ships and equipment	9,877,935	9,877,935
Dock facilities	625,223	738,990
Office equipment	210,927	203,638
Costs and revaluation increments	34,655,975	34,533,796
Less: Accumulated depreciation	(26,733,457)	(25,750,580)
Prepayments for equipment	359,802	28,239
Total Property, Plant and Equipment, Net	8,282,320	8,811,455
Intangible Assets		
Deferred pension costs (Notes B & D17)	124,492	146,175
Other Assets		
Refundable deposits	169,208	42,408
Deferred charges (Note B)	113,702	198,997
Long-term installment receivables (Note D10)	351,221	418,933
Total Other Assets	634,131	660,338
TOTAL ASSETS	$86,550,595	$92,731,257

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2005	December 31, 2004
Current Liabilities		
Short-term loans (Note D11)	$1,800,000	$2,795,303
Short-term bills payable (Note D12)	799,755	2,099,091
Notes payable	5,175	11,282
Notes payable - related parties (Note E)	-	1,388
Accounts payable	2,086,067	1,426,649
Accounts payable - related parties (Note E)	679,187	1,843,622
Income tax payable (Note B & D23)	1,390,787	358,918
Accrued expenses (Notes B & D13)	2,734,424	3,359,876
Other payables	142,586	98,016
Other payables - related parties (Note E)	2,590	10,761
Long-term liabilities due within one year (Note B & D14)	4,298,000	4,525,199
Other current liabilities	414,524	769,873
Deferred income tax liabilities - current (Notes B & D23)	-	19,964
Total Current Liabilities	14,353,095	17,319,942
Long-Term Liabilities (Note B)		
Corporate bonds payable (D15)	7,505,039	9,957,832
Long-term loans (Note D16)	963,000	10,735,000
Total Long-Term Liabilities	8,468,039	20,692,832
Other Liabilities		
Accrued pension liability (Notes B & D17)	406,951	624,127
Guarantee deposits received	125	85
Deferred income tax liabilities - non-current (Notes B & D23)	2,272,102	1,493,437
Deferred credits	324,289	324,289
Total Other Liabilities	3,003,467	2,441,938
Total Liabilities	25,824,601	40,454,712
Capital Stock (Note D18)		
Common stock	27,075,246	24,259,425
Capital Surplus (Note D19)		
Paid-in capital in excess of par - common stock	3,147,552	2,545,963
Donated capital	371	371
Long-term investments	1,485,767	1,477,886
Others	6,713	6,713
Total Capital Surplus	4,640,403	4,030,933
Retained Earnings (Note D20)		
Legal reserve	5,220,594	4,012,127
Special reserve	957,344	957,344
Unappropriated retained earnings	22,189,422	18,681,936
Total Retained Earnings	28,367,360	23,651,407
Equity Adjustments		
Cumulative translation adjustments (Note B)	897,009	856,564
Net loss not recognized as pension cost (Note B)	(298,003)	(594,695)
Deferred credits	43,979	72,911
Total Equity Adjustments	642,985	334,780
Total Stockholders' Equity	60,725,994	52,276,545
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$86,550,595	$92,731,257

The accompanying notes are an integral part of the consolidated financial statements.
(Please refer to Diwan, Ernst & Young independent auditors' report dated March 17, 2006.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

STATEMENTS OF INCOME

For the Years Ended December 31, 2005 and 2004

(Expressed in New Taiwan Thousand Dollars, Except Earnings Per Share)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Operating Revenues (Notes B, D21 & E)	$41,975,536	$41,924,420
Operating Costs (Notes D22 & E)	(32,486,820)	(34,102,562)
Gross Profit	9,488,716	7,821,858
Operating Expenses (Notes D22 & E)	(2,695,367)	(2,734,209)
General and administrative expenses	(2,695,367)	(2,734,209)
Operating Profit	6,793,349	5,087,649
Non-Operating Income		
Interest income	134,141	62,721
Investment income accounted for under the equity method (Note B& D8)	7,683,397	8,959,281
Dividend income	93,222	52,007
Gain on disposal of property, plant and equipment (Notes B & E)	120,395	72,807
Gain on disposal of investments	200,281	-
Foreign exchange gain (Note B)	42,262	-
Rent income (Note E)	59,240	49,298
Gain on market price recovery of short-term investments (Note B)	-	3,619
Others(Note D8)	144,483	88,391
Total Non-Operating Income	8,477,421	9,288,124
Non-Operating Expenses		
Interest expense	(465,553)	(602,444)
Other investment loss(Note B & D8)	(28,343)	-
Loss on disposal of property, plant and equipment (Notes B)	(11,019)	(4,575)
Gain on disposal of investments	-	(4,867)
Foreign exchange loss (Note B)	-	(32,579)
Financial expenses	(77,895)	(80,549)
Others	(22,170)	(47,278)
Total Non-Operating Income	(604,980)	(772,292)
Net Income before Income Tax	14,665,790	13,603,481
Income Tax Expense (Notes B & D23)	(2,441,879)	(1,518,812)
Net Income	$12,223,911	12,084,669
Earnings Per Share (after retroactive adjustments) (in dollars) (Notes B & D24)		
Basic earning per share		
Income before income tax	$5.44	$5.41
Net income	$4.53	$4.81
Diluted earnings per share		
Income before income tax	$5.13	$4.99
Net income	$4.27	$4.43

The accompanying notes are an integral part of the consolidated financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated March 17, 2006.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2005 and 2004

(Expressed in New Taiwan Thousand Dollars)

			Retained Earnings							
	Stock	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Unrealized Loss on Decline in Market Value of Long-Term Equity Investments	Cumulative Adjustments	Net Loss not Recognized as Pension Cost	Deferred Credits	Total
Balance, January 1, 2004	$21,468,777	$1,577,479	$3,651,650	$957,344	$9,606,098	$(11,948)	$3,150,328	$(156,126)	$43,481	$40,287,083
Appropriation of 2003 earnings										
Legal reserve			360,477		(360,477)					-
Stock dividends	1,288,127				(1,288,127)					-
Cash dividends					(1,288,127)					(1,288,127)
Bonuses to employees					(50,000)					(50,000)
Remuneration to directors and supervisors					(22,100)					(22,100)
Conversion of convertible bonds into common stock	1,502,521	2,545,963								4,048,484
Adjustments arising from long-term equity investments accounted for under equity method										
Adjustments due to conversion of convertible bonds		48,751								48,751
Adjustments on capital surplus due to changes in percentage of shareholding		(141,991)								(141,991)
Recognition of changes in investees' capital surplus based on percentage of shareholding		731								731
Unrealized loss on decline in market value of long-term equity investments						11,948				11,948
Cumulative translation adjustments							(790,804)			(790,804)
Adjustments on deferred credits									29,430	29,430
Net loss not recognized as pension cost								(18,207)		(18,207)
Translation adjustments arising from investees' financial statement denominated in foreign currenicy							(1,493,549)			(1,493,549)
Adjustments arising from foreign currency of long-term investments accounted for under cost method							(9,411)			(9,411)
Net loss not recognized as pension costs								(420,362)		(420,362)
Net income for 2004					12,084,669					12,084,669
Balance, December 31, 2004	24,259,425	4,030,933	4,012,127	957,344	18,681,936	-	856,564	(594,695)	72,911	52,276,545
Appropriation of 2004 earnings										
Legal reserve			1,208,467		(1,208,467)					-
Stock dividends	2,461,386				(2,461,386)					-
Cash dividends					(4,922,772)					(4,922,772)
Bonuses to employees					(80,000)					(80,000)
Remuneration to directors and supervisors					(43,800)					(43,800)
Conversion of convertible bonds into common stock	354,435	601,589								956,024
Adjustments arising from long-term equity investments accounted for under equity method										
Adjustments on capital surplus due to changes in percentage of shareholding		7,859								7,859
Recognition of changes in investees' capital surplus based on percentage of shareholding		22								22
Cumulative translation adjustments							149,382			149,382
Adjustments on deferred credits									(28,932)	(28,932)
Net loss not recognized as pension cost								(595)		(595)
Translation adjustments arising from investees' financial statement denominated in foreign currenicy							(118,348)			(118,348)
Adjustments arising from foreign currency of long-term investments accounted for under cost method							9,411			9,411
Net loss not recognized as pension costs								297,287		297,287
Net income for 2005					12,223,911					12,223,911
Balance, December 31, 2005	$27,075,246	$4,640,403	$5,220,594	$957,344	$22,189,422	$-	$897,009	$(298,003)	$43,979	$60,725,994

The accompanying notes are an integral part of the consolidated financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated March 17, 2006.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004
(Expressed in New Taiwan Thousand Dollars)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash Flows from Operating Activities		
Net income	$12,223,911	$12,084,669
Minority interest income	279,893	1,330,520
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	5,002,230	5,446,177
Amortization	84,375	59,924
Reclassification of depreciation of dock facilities to operation costs and others	186,275	183,598
Reclassification of amortization of deferred charges to others	77,717	78,948
Net gain on disposal of property, plant and equipment	(109,549)	(42,807)
Excess of equity-accounted investment income over cash dividends	(2,031,645)	(3,269,291)
Realized income from capital reduction	-	(3,968)
Realized loss from long-term investments	1,300	-
Gain on acquisition of long-term bonds	(12,581)	-
Net (gain) loss on disposal of investments	(200,646)	4,867
Loss on decline (gain on recovery) of market value of short-term investments	27,319	(2,795)
Interest Compensation	3,400	-
Change In Operating Assets and Liability		
Short-term investments held for trading purposes	12,257,658	(11,614,188)
Notes and accounts receivable	(819,305)	(1,646,051)
Other receivables	2,720,689	2,530,277
Other financial assets - current	(552,145)	(61,058)
Inventories	173,893	(575,287)
Prepayments	(398,554)	22,101
Agent accounts	(249,584)	1,195,058
Agency reciprocal accounts	657	200
Restricted assets	3,150	(417)
Other current assets	5,968	9,627
Refundable deposits	(1,524)	104,613
Other assets	(46,653)	-
Notes and accounts payable	(253,578)	2,702,020
Income tax payable	1,026,681	290,273
Accrued expenses	(496,667)	3,110,592
Other payables	548,243	(581,896)
Other current liabilities	(183,000)	254,836
Accrued pension liability	115,145	27,481
Deferred income tax assets/liabilities	730,708	1,174,885
Other liabilities	167,656	133,084
Net cash provided by operating activities	30,281,437	12,945,992
Cash Flows from Investing Activities		
Acquisition of long-term investments	(64,220)	(816,771)
Proceeds from disposal of long-term investments	11,219	40,041
Proceed from capital reduction by investee	22,727	413,371
Decrease (increase) in other financial assets - non-current	144,741	(144,741)
Acquisition of property, plant and equipment	(6,320,871)	(2,946,748)
Proceeds from disposal of property, plant and equipment	1,707,049	1,448,463
Increase in refundable deposit	(82,818)	-
Increase in deferred charges	(404,843)	(85,179)
Decrease in long-term receivables	85,130	106,542
Net cash used in investing activities	(4,901,886)	(1,985,022)
Cash Flows from Financing Activities		
Decrease in short-term loans	(3,797,183)	(5,063,345)
(Decrease) increase in short-term bills payable	(1,299,336)	529,536
(Decrease) increase in corporate bonds payable	(1,500,000)	6,007,029
Decrease in long-term loans	(12,520,502)	(4,010,783)
Decrease in restricted assets	-	349,666
Decrease in guarantee deposit	40	-
(Decrease) increase in minority interest	(14,724)	32,973
Distribution of cash dividends	(4,936,710)	(1,288,127)
Distribution of remuneration to directors and supervisors and bonus to employees	(119,692)	(72,100)
Net cash used in financing activities	(24,188,107)	(3,515,151)
Effect of exchange rate changes	(405,295)	(271,253)
Effect of initial Consolidation of Subsideraries	291,118	-
Net Increase in Cash and Cash Equivalents	1,077,267	7,174,566
Cash and Cash Equivalents, Beginning of Year	14,077,391	6,902,824
Cash and Cash Equivalents, End of Year	$15,154,658	$14,077,390
Supplemental Information:		
Interest paid	$1,539,423	$1,934,624
Less: Interest capitalized	-	-
Interest paid, excluding interest capitalized	$1,539,423	$1,934,624
Income tax paid	$765,138	$35,543
Financing Activities not Affecting Cash Flows:		
Long-term liabilities due within one year	$9,852,769	$10,150,602
Capitalization of retained earnings	$2,461,386	$1,288,127
Conversion of convertible bonds into common stock	$956,024	$4,049,197

The accompanying notes are an integral part of the consolidated financial statements.
(Please refer to Diwan, Ernst & Young independent auditors' report dated March 17, 2006.)

EVERGREEN MARINE CORPORATION
Notes to Financial Statements
December 31, 2005 and 2004
(Expressed in New Taiwan thousand dollars unless otherwise stated)

A. ORGANIZATION AND OPERATIONS

1. Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,427 and 1,306 employees as of December 31, 2005 and 2004, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan. The significant accounting polices are summarized below.

1. Classification of current and non-current assets and liabilities

(1) Current assets are assets that come from operating activities, which are expected to be converted into cash, consumed, or sold during the operating period; the main purpose is for trade and is expected to be converted into cash within one year from the balance sheet date; cash or cash equivalents except these subject to exchange, curtailment or other restrictions are due one year after the balance sheet date. Any assets that are not classified as current are non-current.

(2) Current liabilities are liabilities that come from operating activities, which are expected to be curtailed during the operating period should be paid back within one year from the balance sheet date. Any liabilities that are not classified as current are non-current.

(3) Financial liabilities that expire within twelve months from the balance sheet date and match the following terms should be classified as non-current liabilities.

a. The period of original contract exceeds twelve months.
b. Attempt on long-term refinancing.
c. Have completed long-term refinancing and extended the period of liabilities before date of the balance sheet, or have the power to refinance or extend the period of liabilities for one year after balance sheet date.

2. Accounting estimation

(1) In preparation of the financial statements, the Company makes significant accounting estimation and assumptions in accordance with the generally accepted accounting principles. These estimation and assumptions would affect the amounts stated in the balance sheet on the balance sheet date, disclosure of contingent assets and liabilities, and the amounts of revenues and expenses for the accounting period. However, there might be differences between the actual result and estimation.

(2) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated as per past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3. Cash and cash equivalents

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

4. Short-term investments

Short-term investments are initially stated at cost determined by the moving weighted-average method and restated at the lower of cost or market value method on the balance sheet date. The market value of listed equity securities is determined by the average closing prices in the last month of the accounting period. The market values for foreign stocks and domestic open-end mutual funds are determined by their closing prices and the net worth per share on the balance sheet date, respectively. Any loss on declines in market value is recorded as current non-operating loss. The loss on the decline in market value or gain on the market price recovery is recorded as current non-operating loss or income. Stock dividends received are accounted for as an increase in the number of shares held rather than investment income, and the average cost per share is recomputed accordingly on a weighted-average basis.

5. Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

6. Other financial assets

Other financial assets are the financial assets other than cash and cash equivalents, short-term investments, notes and accounts receivable, long-term equity and bond investments, restricted bank deposits, and refundable deposits.

7. Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

8. Long-term equity investments

(1) Long-term equity investments are stated at historical cost and revalued at the end of the fiscal year. For the investee companies in which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied if the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to stockholders' equity. If the investees are non-listed companies, the cost method is applied. When the loss in investment value is permanent and the possibility of a recovery in value is remote, the book value is adjusted and an investment loss is recognized accordingly.

(2) The equity method is applied where the Company holds more than 20% of the voting shares or can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Unrealized gains (losses) arising from the transactions between the Company and its investees and the inter-investee transactions are eliminated. For the investee companies in which the Company holds more than 50% of the voting shares, the equity method is applied and the accounts of those investees are required to be consolidated into those of the Company. Under the "Guidelines for Preparation of Financial Reports by Securities Issuers", preparing the financial statements of the first quarter and the third quarter are not to be required to prepare consolidated financial statements.

(3) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(4) The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with the SFAS No. 7, "Consolidated Financial Statements". The investees in which the Company directly or indirectly holds more than 50% of the voting shares, and the investees in which the Company directly or indirectly holds less than 50% of the voting shares but has substantial controlling power are required to be included in the consolidated financial statements.

9. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest and less accumulated depreciation and impairment. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Authority plus one year for salvage value.

(3) For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

10. Asset impairment

Pursuant to SFAS No. 35, the Company assesses indicators for impairment for all its assets within the scope of SFAS No. 35 on each balance sheet date. If impairment indicators exist, the Company shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit ("CGU") and write down the carrying amount to the recoverable amount where applicable. Recoverable amount is defined as the higher of fair values less costs to sell and the values in use.

For previously recognized losses, the Company shall assess, on each balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Company is required to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years. Impairment loss (reversal) is classified as non-operating losses/(income).

11. Deferred charges

Deferred charges refer to the expenses incurred on the use of decoration, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over five years for the use of decoration and the issuing period for corporate bond issuance with the rest being amortized over 2-3 years.

12. Convertible bonds

(1) The difference between the issue price and face value of convertible corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date in accordance with the interest method. Premium or discount on convertible corporate bonds with redemption options is required to be amortized over the period from the date of issuance to the expiry date of the redemption right. The excess of the redemption price over the face value of the convertible bonds is recognized as liability on interest compensation under the interest method during the period from the date of issuance to the expiry date of the redemption right.

(2) Conversion of convertible bonds is accounted for by the book value method. The unamortized premium or discount, issuance cost, accrued interest payable, interest payable by the bondholders, liability on interest compensation and the face value of the bonds are netted on the date of conversion, and the resulting net amount is reversed accordingly. The excess of the net amount over the par value of the converted stock is recorded as capital surplus.

(3) Where the bondholders do not exercise the redemption option before it expires, the interest compensation is amortized according to the interest method over the period from the date following the expiry date of the redemption option to the maturity date of the bonds. Where the market price of the stocks that can be converted from the convertible bonds on the expiry date of the redemption option exceeds the redemption price, the interest compensation recognized is reclassified to capital surplus.

13. Pensions

(1) The Company's pension plan applies to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each additional year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the six months prior to the approval of retirement. The Company's staff retirement and relief scheme has been revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to related companies to apply for pensions as retired employees.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the National Tax Administration (NTA) of Taipei on May 31, 2002, the Company revised the contribution rate for pension fund from 10.76% of the total monthly salary to 8.25% starting from March 2002. Pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92) Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the NTA of Taipei on May 13, 2003, the contribution rate for pension fund was revised again from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, takes effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

(4) In according with the SFAS No.18, "Accounting for Pension", the Company has recognized pension costs based on the actuarial report since 1995 Under the defined benefit pension scheme, net periodic pension cost was contributed according to the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund was recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized by average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability was adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability wouldn't be re-evaluated.

14. **Revenue recognition**

Recognition of revenues is accounted for in accordance with the SFAS No. 32, "Accounting for Revenue Recognition".

15. **Income taxes**

(1) Projected income tax is estimated based on the expected taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax expense for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the SFAS No. 12, "Accounting for Income Tax Credits" and are recognized in the year when the related expenditures are incurred.

16. **Basic (diluted) earnings per share**

Basic earnings per share are calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash injection (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effects of the convertible bonds.

17. **Foreign currency transactions**

(1) The Company maintains its books of accounts in New Taiwan dollars. Transactions denominated in foreign currencies are converted into New Taiwan dollars at the exchange rate prevailing on the transaction date. In accordance with the SFAS No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements", foreign currency denominated receivables and payables are adjusted on the balance sheet date based on the spot exchange rate on that date. The unrealized foreign exchange gain (loss) due to the adjustment as well as the realized foreign exchange gain (loss) due to the exchange rate fluctuation when the foreign currency denominated receivables or payables are collected or paid off is credited or charged to non-operating income.

(2) The long-term investments accounted for under the cost method are translated into New Taiwan dollars on the balance sheet date at the spot exchange rate on that date. If the translated amount of the long-term investments is less than their initial cost, their carrying amount is written down to the translated amount, and the difference between the translated amount and the initial cost is recorded as "cumulative translation adjustment" under stockholders' equity. If the translated amount exceeds the initial cost, the carrying amount of the long-term investments is maintained at their initial cost.

18. Derivative financial instruments

Disclosure of derivative financial instruments is accounted for in accordance with the SFAS No. 27, "Disclosure of Financial Instruments". The derivative financial instruments undertaken by the Company and the related accounting policies are summarized below.

(1) Options

Premiums received for options written are recorded as a liability, whereas those paid for options bought are recorded as an asset. When the options are exercised, the premiums are reversed, and the gains or losses arising from the exercise of the option contracts are credited or charged to current income. The options that are outstanding or remain unexercised on the balance sheet date are revalued based on their market prices on that date, and the resulting gains or losses are credited or charged to current income.

(2) Interest rate swaps

Interest rate swaps undertaken for risk hedging purposes are recorded in the memorandum account on the contract date. The interest received or paid upon each settlement, or accrued on the balance sheet date, is recorded as an adjustment to current interest income or expense.

(3) Cross currency swaps

Cross currency swap contracts are undertaken for the Company's borrowings denominated in foreign currencies. The difference between the interest received or paid upon each settlement is recorded as an adjustment to foreign exchange gain or loss.

(4) Forward exchange contracts

Forward exchange contracts undertaken to hedge the exchange rate risk arising from foreign currency denominated receivables and payables are recorded at the spot rate on the contract date, and the difference between the spot rate and the contract rate is amortized over the contract period. On the balance sheet date, the contracts are restated based on the spot rate prevailing on that date, and the resulting exchange difference is credited or charged to current foreign exchange gain. The exchange differences arising from the settlement of the contracts are also credited or charged to current foreign exchange gain. For the forward exchange contracts utilized to hedge exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under stockholders' equity.

(5) Oil swaps

Oil swap contracts are undertaken to hedge the fluctuations in oil prices. The amount received or paid on the settlement date is credited or charged to current fuel expense.

C. CHANGES IN ACCOUNTING PRINCIPLES

Effective from January 1, 2005, the Company adopted the SFAS No. 35, "Accounting for Asset Impairment" to account for the impairment of its assets. Under the SFAS No. 35, retroactive adjustments are not required for the asset impairment occurring prior to January 1, 2005. Such a change in the accounting principle has no effect on the Company's net income and earnings per share for the year ended December 31, 2005.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	December 31, 2005	December 31, 2004
Cash	$88,689	$51,006
Checking account deposits	46,323	82,906
Demand deposits	8,379	89,689
Foreign currency deposits	1,071,828	1,474,578
Time deposits (New Taiwan dollars)	47,825	-
Time deposits (foreign currencies)	3,547,651	2,451,292
Cash equivalents - negotiable certificates of deposit	-	50,000
Less: Unrealized foreign exchange loss	(109,455)	(28,464)
Total	$4,701,240	$4,171,007

The interest rates on the above time deposits for the years ended December 31, 2005 and 2004 ranged from 1.40% to 4.34%, and 2.18% to 2.42%, respectively. The interest rate on the negotiable certificates of deposit for the year ended December 31, 2004 was 1.20%.

2. Short-term investments, net

	December 31, 2005	December 31, 2004
Equity securities	$263,660	$233,204
Mutual funds	4,026,665	16,432,370
Government bonds	20,472	40,944
Corporate bonds	60,587	3,948
Bonds purchased under resell agreements	80,000	301,791
Subtotal	4,451,384	17,012,257
Less: Allowance for loss on decline in market value	(48,503)	(21,460)
Net	$4,402,881	$16,990,797

As of December 31, 2005 and 2004, certain short-term investments were pledged as collaterals for issuance of commercial papers. Please refer to Note F for details.

3. **Accounts receivable, net**

	December 31, 2005	December 31, 2004
Non-related parties	$2,437,056	$3,131,294
Less: Unrealized foreign exchange loss	(35,633)	(63,046)
Less: Allowance for doubtful accounts	(1,577)	(1,577)
Subtotal	2,399,846	3,066,671
Related parties	108,333	365,055
Net	$2,508,179	$3,431,726

4. **Other receivables**

	December 31, 2005	December 31, 2004
Non-related parties		
Accrued income	$1,571	$6,683
Tax refund receivable	40,700	71,968
Current portion of long-term installment receivables	70,827	88,246
Others	135,000	117,637
Subtotal	248,098	284,534
Related parties	32,611	27,247
Total	$280,709	$311,781

Please refer to Note D10 for details of the current portion of long-term installment receivables.

5. **Other financial assets - current, net**

	December 31, 2005	December 31, 2004
Equity-linked notes	$619,754	$66,951
Less: Allowance for loss on decline in market value	(6,551)	(5,893)
Net	$613,203	$61,058

As of December 31, 2005 and 2004, none of the above financial assets was pledged as collateral.

6. **Inventories**

	December 31, 2005	December 31, 2004
Fuel	$645,904	$439,249

7. **Other current assets**

	December 31, 2005	December 31, 2004
Agency accounts	$2,629,171	$3,004,641
Agency reciprocal accounts	25,705	24,771
Temporary debits	32,999	41,732
Total	$2,687,875	$3,071,144

(1) Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Greencompass Marine S.A., Lloyd Triestino Di Navigazione S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

8. Long-term investments

	December 31, 2005	December 31, 2004
Long-term equity investments	$61,319,140	$54,230,267
Long-term bond investments	12,581	-
Other long-term investments	312	312
Other financial assets - non-current	-	135,330
Total	$61,332,033	$54,365,909

(1) Long-term equity investments

	December 31, 2005		December 31, 2004	
	Amount	Ownership (%)	Amount	Ownership (%)
Equity method				
Peony Investment S.A.	$41,434,463	100.00	$34,672,963	100.00
Taiwan Terminal Services Co., Ltd.	72,714	55.00	85,082	55.00
Charng Yang Development Co., Ltd.	401,997	40.00	374,111	40.00
Evergreen International Storage and Transport Corporation	7,548,310	39.74	7,224,023	39.74
Evergreen Security Corporation	40,827	31.25	33,932	31.25
EVA Airways Corporation	8,982,435	20.43	9,035,433	20.96
Taipei Port Container Terminal Corporation	153,219	20.00	154,995	20.00
Toplogis Technology Corporation	4,063	25.00	8,809	25.00
Subtotal	58,638,028		51,589,348	
Cost method				
Dongbu Pusan Container Terminal Co., Ltd.	-	-	-	-
Power World Fund Inc.	27,273	5.68	50,000	5.68
Fubon Securities Finance Co., Ltd.	190,322	4.93	190,322	4.93
Taiwan High Speed Rail Corporation	1,250,000	2.53	1,250,000	2.53
Linden Technologies, Inc.	15,372	2.53	15,372	2.53
Taiwan Fixed Network Co., Ltd.	700,000	1.08	700,000	1.08
Well Long Information Co., Ltd.	-	0.14	1,300	0.14
Subtotal	2,182,967		2,206,994	

	December 31, 2005		December 31, 2004	
	Amount	Ownership (%)	Amount	Ownership (%)
Lower of cost or market value method				
Central Reinsurance Corp.	490,801	8.45	426,581	8.73
Fubon Financial Holding Co., Ltd.	7,344	0.04	7,344	0.04
Less: Allowance for loss on decline in market value	-	-	-	-
Subtotal	498,145		433,925	
Total	$61,319,140		$54,230,267	

(a) The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods. For the years ended December 31, 2005 and 2004, the investment income recognized for these investees amounted to $7,683,397 thousand and $8,959,281 thousand, respectively.

(b) On June 5, 2003, the Company's Board of Directors resolved to purchase the domestic unsecured convertible bonds issued by EVA Airways Corporation(EVA Airways), totaling $500 million (face value). As the Company intended to hold the investment in the above convertible bonds for long-term purposes, they were recorded under long-term bond investments. In March 2004, the Company converted all the convertible bonds into 46,382 thousand shares of EVA Airways' common stock at $10.78 per share. As a result of the conversion, the Company's percentage of equity interest in EVA Airways increased and the investment in the above convertible bonds was reclassified to long-term equity investments, resulting in an increase of $48,751 thousand in capital surplus. In addition, EVA Airways increased its capital through cash injection in September 2004. As a stockholder of EVA Airways, the Company was entitled to a subscription of 39,608 thousand new shares. However, the Company waived its subscription right. Hence, its percentage of equity interest in EVA Airways decreased, resulting in a decrease of $116,351 thousand in capital surplus.

(c) The Company's Board of directors resolved to inject additional cash in Central Reinsurance Company as a shareholder on August 25, 2005 and October 27, 2004. The company subscribed to 5,584 thousand shares at $11.5 per share and 4,311 thousand shares at $12 per share, issued by Central Reinsurance Corporation due to cash injection. After cash injection, the investment represented 8.45% and 8.73% equity interest in Central Reinsurance Company, respectively.

(d) On October 22, 2004, the Company's Board of Directors resolved to subscribe to 1,000 thousand new shares, totaling $10,000 thousand at $ 10 per share, issued by Toplogis Technology Corporation (Toplogis) due to cash injection. The Company's investment in Toplogis represents 25% of its equity and is accounted for by the equity method.

(e) In second quarter, 2005, the market value of the investment in Well Long Information Co., Ltd., an investee accounted for under the cost method, declined. The Company assessed that the investment cost could not be recovered. As a result, a realized investment loss of $1,300 thousand was recognized based on the carrying value and was recorded under non-operating expenses - other investment loss.

(f) In July 2005, Power World Fund Inc.(PWF), an investee accounted for under the cost method, reduced its capital. The conversion rate on the capital reduction was 545.5 shares for every 1,000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $22,727 thousand, and the carrying amount of the Company's investment in PWF was written down by $22,727 thousand. No gain and loss incurred.

(g) In February 2004, Fubon Securities Finance Co., Ltd.(Fubon Securities), an investee accounted for under the cost method, reduced its capital. The conversion rate on the capital reduction was 634.921 shares for every 1,000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in Fubon Securities were $113,371 thousand, and the carrying amount of the Company's investment in Fubon Securities was written down by $109,403 thousand. Accordingly, $3,968 thousand of income was generated, which was recorded under "non-operating income - others".

(h) In August 2004, Taiwan Fixed Network Co., Ltd., an investee accounted for under the cost method, reduced its capital. The conversion rate on the capital reduction was 700 shares for every 1000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in Taiwan Fixed Network were $300,000 thousand, and the carrying amount of the Company's investment in Taiwan Fixed Network was written down by $300,000 thousand. No income and loss were incurred.

(i) The Company previously pledged 300,000 shares of Dongbu Pusan Container Terminal Co., Ltd. (DPCT), an investee accounted for under the cost method, as collaterals for DPCT's borrowings. In June 2004, the Company's Board of Directors resolved to sell these 300,000 shares of DPCT to its related company, Peony Investment S.A., at book value. Please refer to Notes E for details.

(j) In 2005, the accounts of Peony Investment S.A. and Taiwan Terminal Service Co. Ltd. (TTSC) have been included in the Company's consolidated financial statements. Total assets and total operating revenues of TTSC didn't reach the criteria of SFAS No. 7 " Consolidate Financial Statements " that was before amendment, so TTSC was not included in the Company's consolidated financial statements in 2004. Under the amended SFAS No.7, retroactive adjustments are not required for consolidated financial statements occurring prior to January 1, 2005.

(k) As of December 31, 2005 and 2004, none of the above long-term equity investments was pledged or collateralized.

(2) Long-term bond investments

Item	Period	Coupon Rate	December 31, 2005	December 31, 2004
Convertible bonds - Tuntex (Thailand) Public Company Limited	Mar. 10, 2005 - Mar. 10, 2013	0%	$12,581	$-
Less: Cumulative translation adjustments			-	-
Total			$12,581	$-

In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited. As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the above-mentioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NTD12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income - others" for the three months ended March 31, 2005.

(3) Other long-term investments

	December 31, 2005	December 31, 2004
Marshal Golf Country Club - membership fee and service charges	$312	$312

(4) Other financial assets - non-current

	Maturity Date	December 31, 2005	December 31, 2004
Taishin International Bank - structured time deposits	Sep. 12, 2013	$-	$34,175
Banca Del Gottardo - inverse floating-rate bills	Sep. 24, 2013	-	68,410
Banca Del Gottardo - money market fund	No fixed maturity date	-	42,156
Subtotal		-	144,741
Less: Cumulative translation adjustments		-	(9,411)
Total		$-	$135,330

None of the above financial assets has been pledged as collateral. The interest rates ranged from 1.69% to 12.00% during the year ended December 31, 2004, respectively.

9. Property, plant and equipment, net

	December 31, 2005		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,511,958	351,503	1,160,455
Loading/discharging equipment	3,616,970	2,617,335	999,635
Computer equipment	116,851	58,278	58,573
Transportation equipment	16,697,252	13,917,239	2,780,013
Ships and equipment	9,877,935	9,647,057	230,878
Dock facilities	625,223	-	625,223
Office equipment	210,927	142,045	68,882
Subtotal	34,655,975	26,733,457	7,922,518
Prepayments for equipment	359,802	-	359,802
Total	$35,015,777	$26,733,457	$8,282,320

	December 31, 2004		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,356,403	324,175	1,032,228
Loading/discharging equipment	3,079,785	2,250,658	829,127
Computer equipment	175,468	102,477	72,991
Transportation equipment	17,102,718	13,514,725	3,587,993
Ships and equipment	9,877,935	9,416,178	461,757
Dock facilities	738,990	-	738,990
Office equipment	203,638	142,367	61,271
Subtotal	34,533,796	25,750,580	8,783,216
Prepayments for equipment	28,239	-	28,239
Total	$34,562,035	$25,750,580	$8,811,455

(1) Please refer to Note E for details of the transactions on property, plant and equipment with related parties and Note F for details of the assets pledged as collaterals.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2005 and 2004, the insurance coverage amounted to USD57,500 thousand and USD71,000 thousand, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to USD8 billion and USD1 billion for the years ended December 31, 2005 and 2004.

(3) The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $1,238,667 thousand and $1,370,174 thousand as of December 31, 2005 and 2004, respectively. The fire insurance coverage for office equipment was $1,438,964 thousand and $1,056,963 thousand as of December 31, 2005 and 2004, respectively. Container facilities were insured with full coverage amounting to USD489,093 thousand for both year .

(4) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

(5) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. At expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

10. Long-term installment receivables

	December 31, 2005	December 31, 2004
Receivables from sales of vessels	$446,329	$552,491
Less: Unrealized foreign exchange loss	(24,281)	(45,312)
Total	422,048	507,179
Less: Current portion	(70,827)	(88,246)
Long-term installment receivables, net	$351,221	$418,933

(1) The above installment receivables derived from the four vessels, GLEE, GLOW, GRUP and GALT sold in 2001 and 2002 with a total price of USD54,648 thousand. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of December 31, 2005 and 2004, the accrued amount of the receivables was USD12,902 thousand and USD15,965 thousand, respectively.

(2) As of December 31, 2005, details of the above long-term installment receivables that were to be collected in the following years are as follow (expressed in thousand dollars):

Expiration	Amount
Within 1 year	USD 2,165
1~2 years	8,451
2~3 years	1,143
3~4 years	1,143
Total	USD 12,902

11. Short-term loans

	December 31, 2005		December 31, 2004	
Item	Interest Rate (%)	Amount	Interest Rate (%)	Amount
New Taiwan dollars	1.46~1.53	$1,800,000	1.20~1.35	$2,700,000
Foreign currencies	-	-	3.10	98,790
Less: Unrealized foreign exchange gain		-		(3,487)
Total		$1,800,000		$2,795,303

As the above short-term loans were all credit loans, none of them was secured with collaterals.

12. Short-term bills payable

	December 31, 2005		
	Guarantor	Period	Amount
Commercial paper	International Bills Finance Corp.	12.27.05 - 01.10.06	$200,000
〃	Taiwan Bills Finance Corp.	12.27.05 - 01.10.06	200,000
〃	China Bills Finance Corp.	12.23.05 - 01.10.06	200,000
〃	Chinatrust Bills Finance Corp.	12.27.05 - 01.10.06	200,000
Total			800,000
Less: Unamortized discounts			(245)
Net			$799,755

	December 31, 2004		
	Guarantor	Period	Amount
Commercial paper	International Bills Finance Corp.	12.07.04 - 01.06.05	$500,000
〃	Chung Hsing Bills Finance Corp.	12.22.04 - 01.21.05	500,000
〃	Taiwan Bills Finance Corp.	12.17.04 - 01.17.05	200,000
〃	Dah Chung Bills Finance Corp.	12.27.04 - 01.26.05	200,000
〃	Grand Cathay Securities Corp.	12.27.04 - 01.17.05	500,000
〃	Chinatrust Bills Finance Corp.	12.28.04 - 01.27.05	200,000
Total			2,100,000
Less: Unamortized discounts			(909)
Net			$2,099,091

(1) Please refer to Note F for details of the marketable securities pledged as collaterals for the above commercial papers.

(2) The interest rate range on the above commercial papers was 1.18%~1.35% and 1.19%~1.22% for the years ended December 31, 2005 and 2004, respectively.

13. Accrued expenses

	December 31, 2005	December 31, 2004
Accrued expenses	$189,976	$195,005
Estimated accrued expenses	2,568,550	3,241,837
Less: Unrealized foreign exchange gain	(24,102)	(76,966)
Total	$2,734,424	$3,359,876

The estimated accrued expenses represent the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2004 were $3,241,837 thousand of which $2,631,650 thousand was reversed as of December 31, 2005, constituting 81.18% of the estimated amount. The estimated accrued expenses as of December 31, 2003 were $2,498,087 thousand of which $2,367,234 thousand was reversed as of December 31, 2004, constituting 94.76% of the estimated amount.

14. Long-term liabilities due within one year

	December 31, 2005	December 31, 2004
Corporate bonds payable	$1,500,000	$1,500,000
Long-term bank loans	2,798,000	3,025,199
Total	$4,298,000	$4,525,199

15. Corporate bonds payable

	December 31, 2005	December 31, 2004
Seventh secured corporate bonds	$-	$1,500,000
Eighth secured corporate bonds	1,500,000	1,500,000
Ninth secured corporate bonds	1,000,000	1,000,000
Tenth secured corporate bonds	1,500,000	1,500,000
Eleventh secured corporate bonds	1,500,000	1,500,000
First unsecured convertible bonds	1,634,400	2,179,700
Second unsecured convertible bonds	1,864,300	2,273,900
Add: Accrued interest compensation	6,339	4,232
Subtotal	9,005,039	11,457,832
Less: Current portion	(1,500,000)	(1,500,000)
Non-current portion	$7,505,039	$9,957,832

(1) Please refer to Schedules 1 ~ 3 for details of the terms on the above corporate bonds.

(2) On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (hereinafter referred to as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below.

(1) Period: 5 years (January 12, 2004 to January 11, 2009).

(2) Coupon rate: 0% per annum.

(3) Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Bonds.

(4) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

(5) Redemption at the Company's option

a. During the period from 3 months after the Bonds are issued to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the agreed yield rate on redemption within 30 trading days following the above-mentioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds are issued. During the period from 3 years after the Bonds are issued to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

b. During the period from 3 months after the Bonds are issued to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph a. above.

c. When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

(6) Redemption at the bondholders' option

During the 30 days before the Bonds are issued for 3 years, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

(7) Terms on conversion

a. Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

b. Conversion price

The conversion price is the lower of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60. On December 31, 2005, the adjusted conversion price was $24.07.

(8) Others

a. Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

b. The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

(3) On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (hereinafter referred to as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below.

(a) Period: 5 years (September 6, 2004 to September 5, 2009).

(b) Coupon rate: 0% per annum.

(c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

(d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

(e) Redemption at the Company's option

a. During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days following the above-mentioned 30 consecutive trading days.

b. During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

c. When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

(f) Redemption at the bondholders' option

During the 30 days before the Second Bonds are issued for 3.5 years, the bondholders may require the Company to redeem their bonds in cash at the face value.

(g) Terms on conversion

a. Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

b. Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50. On December 31, 2005, the adjusted conversion price was $21.68.

(h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

16. Long-term loans

Long-term bank loans:

Creditor	Type	Period	December 31, 2005	December 31, 2004
Chiao Tung Bank	Secured	04.21.98 - 04.21.05	$-	$28,450
Chiao Tung Bank	Secured	01.31.00 - 01.31.07	-	181,800
Chiao Tung Bank	Secured	06.26.01 - 03.01.08	-	254,520
Bank of Taiwan	Secured	10.20.98 - 10.20.05	-	400,000
Bank of Taiwan	Secured	12.17.02 - 08.06.07	396,000	300,000
Bank of Taiwan	Secured	03.07.03 - 08.06.07	-	294,000
Bank of Taiwan	Secured	10.27.05 – 01.25.06	500,000	-
Bank of Taiwan	Unsecured	05.27.02 - 05.27.07	375,000	625,000
The Bank of Tokyo-Mitsubishi	Secured	02.25.05 - 08.25.07	-	165,832
The Mizuho Corporate Bank	Secured	03.31.03 - 03.31.07	-	762,891
The Mizuho Corporate Bank	Secured	10.01.03 - 09.08.08	-	1,694,760
Bank of Panhsin	Unsecured	09.03.02 - 09.03.05	-	47,000
Bank of Panhsin	Unsecured	12.31.04 – 06.16.06	-	200,000
Taiwan Cooperative Bank	Secured	06.24.03 - 06.24.08	-	600,000

Creditor	Type	Period	December 31, 2005	December 31, 2004
Chang Hwa Bank	Unsecured	12.16.02 - 12.16.07	-	258,750
Chang Hwa Bank	Unsecured	04.21.04 - 04.21.09	-	1,977,600
Chang Hwa Bank	Unsecured	05.26.04 - 04.21.07	-	1,341,600
International Bank of Taipei	Unsecured	03.15.02 - 03.15.06	-	75,000
Land Bank of Taiwan	Unsecured	12.19.02 - 12.19.07	-	750,000
Hua Nan Commercial Bank	Unsecured	07.23.02 - 07.23.07	-	375,000
The Export-Import Bank of the Republic of China	Unsecured	08.27.02 - 08.27.07	160,000	240,000
Sunny Bank	Unsecured	11.28.02 - 11.28.05	-	95,000
Bank of East Asia	Unsecured	02.27.03 - 02.27.09	150,000	150,000
Calyon Corporate and Investment Bank	Unsecured	09.29.03 - 06.06.08	500,000	500,000
First Commercial Bank	Unsecured	06.27.03 - 06.27.08	1,500,000	2,100,000
Bank of Overseas Chinese	Unsecured	11.28.02 - 01.28.05	-	75,000
Industrial Bank of Taiwan	Unsecured	11.11.03 - 11.11.07	180,000	300,000
Asia Trust	Unsecured	12.30.03 - 07.20.05	-	120,000
Cathay United Bank	Secured	09.22.04 - 09.24.08	-	101,610
Subtotal			3,761,000	14,013,813
Less: Unrealized foreign exchange gain			-	(253,614)
Total			3,761,000	13,760,199
Less: Current portion			(2,798,000)	(3,025,199)
Non-current portion			$963,000	$10,735,000

The interest rate range on the above long-term bank loans was 0.518%~4.515% and 0.518%~4.307% for the years ended December 31, 2005 and 2004, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

17. Pensions

(1) The pension costs comprise the following:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Service cost	$124,724	$91,929
Interest cost	33,437	16,952
Expected return on plan assets	(12,567)	(9,400)
Deferred amortization		
Unrecognized net transition obligation	20,076	20,077
Prior service cost	1,607	-
Unrecognized loss on plan assets	35,595	14,423
Net pension costs	$202,872	$133,981

(2) The Company's pension fund is deposited in an exclusive account with Central Trust of China. Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2005	December 31, 2004
Benefit obligations		
Vested benefit obligation (VBO)	$(187,653)	$(318,637)
Non-vested benefit obligation	(684,696)	(706,270)
Accumulated benefit obligation (ABO)	(872,349)	(1,024,907)
Effects of future salary increments	(63,171)	(136,224)
Projected benefit obligation (PBO)	(935,520)	(1,161,131)
Fair value of plan assets	465,398	400,780
Funded status	(470,122)	(760,351)
Unrecognized net transition obligation	100,383	120,459
Unamortized prior service cost	24,109	25,716
Unrecognized loss on plan assets	310,091	680,432
Additional accrued pension liability	(371,412)	(690,383)
Accrued pension liability	$(406,951)	$(624,127)

(3) Actuarial assumptions

	Year Ended December 31, 2005	Year Ended December 31, 2004
Discount rate	3.00%	2.50%
Increase in future salary level	1.50%	1.00%
Expected rate of return on plan assets	3.00%	2.50%

18. Capital stock

(1) As of December 31, 2005 and 2004, the authorized capital of the Company was $33,000,000 thousand and $30,000,000 thousand, and the paid-in capital was $27,075,246 thousand and $24,259,425 thousand, divided into 2,707,525 thousand and 2,425,943 thousand shares of common stocks, respectively, with a par value of $10 per share.

(2) On June 23, 2005, the Company's stockholders resolved to increase capital by capitalizing $2,461,386 thousand of retained earnings. Accordingly, 246,139 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $27,075,246 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 20, 2005 as per the Letter No. 0940129447 with the effective capital increase date set on August 26, 2005.

(3) On June 24, 2004, the Company's stockholders resolved to increase capital by capitalizing $1,288,127 thousand of retained earnings. Accordingly, 128,813 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $22,757,009 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on August 13, 2004 as per the Letter No. 0930136258 with the effective capital increase date set on September 30, 2004.

(4) Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company during the years ended December 31, 2005 and 2004 are set forth below:

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	20,211	$202,111	67,467	$674,673
Second unsecured convertible bonds	15,233	152,324	82,785	827,848
Total	35,444	$354,435	150,252	$1,502,521

19. Capital surplus

Under the Company Law, capital surplus arising from share issue premium and endowments received can be capitalized when the Company does not incur losses, provided that the annual amount capitalized cannot exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, capital surplus cannot be used to make up losses unless the legal reserve is insufficient to cover the losses.

20. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation that are applicable to the appropriation of the 2004 and 2003 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees should be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors should not exceed 5% of the total distributed amount.

(2) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

(3) Special reserve

If there are any negative stockholders' equity items recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity items to the special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

(4) The Company is currently at the stable growth stage. To facilitate future expansion plans, dividends distributed to stockholders are in the form of both cash and stocks with the proportions set at 0~50% and 100~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and stock dividends would be adjusted to 100%~50% and 0~50%, respectively, if the estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to the prior year.

(5) Appropriation of the 2004 and 2003 earnings as resolved by the stockholders on June 23, 2005 and June 24, 2004, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2004	2003	2004	2003
Cash dividends to common stockholders	$4,922,772	$1,288,127	$2.00	$0.60
Stock dividends to common stockholders	2,461,386	1,288,127	1.00	0.60
Cash bonus to employees	80,000	50,000		
Remuneration to directors and supervisors	43,800	22,100		

Appropriation of the 2004 and 2003 earnings were calculated by the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earning per share for 2004 and 2003 decreased to $4.76 from $4.81 and to $1.41 from $1.44, respectively.

Formula：

$$\frac{\text{After-tax net income} - \text{Cash bonus to employees} - \text{Remuneration to directors and supervisors}}{\text{Weighted-average number of outstanding shares(After retroactive adjustment)}}$$

2004 =(12,084,669 thousand dollars − 80,000 thousand dollars–43,800 thousand dollars)/ 2,512,726thousand shares=$4.76

2003 =(3,604,776 thousand dollars–50,000 thousand dollars–22,100 thousand dollars)/ 2,503,260thousand shares =$1.41

(6) Information relating to the appropriation of the Company's 2004 earnings as proposed by the Board of Directors and resolved by the stockholders in 2005 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

21. Operating revenues

	Year Ended December 31, 2005	Year Ended December 31, 2004
Marine freight income	$39,415,004	$39,806,406
Ship rental income	1,931,446	1,544,234
Commission income	46,399	162,043
Agency service income	227,083	95,561
Others	355,604	316,176
Total	$41,975,536	$41,924,420

22. Expenses relating to employment, depreciation , depletion, and amortization

Expenses relating to employment, depreciation , depletion and amortization for the years ended December 31, 2005 and 2004 disclosed by function are as follows:

	Year Ended December 31, 2005		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$524,414	$1,018,211	$1,542,625
Labor and health insurance	19,527	45,251	64,778
Pension	82,126	112,080	194,206
Others	31,257	31,626	62,883
Total	$657,324	$1,207,168	$1,864,492
Depreciation	$230,879	$892,601	$1,123,480
Depletion	$-	$-	$-
Amortization	$186,275	$61,386	$247,661

	Year Ended December 31, 2004		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$520,473	$962,138	$1,482,611
Labor and health insurance	22,879	42,137	65,016
Pension	45,583	68,766	114,349
Others	32,909	29,081	61,990
Total	$621,844	$1,102,122	$1,723,966
Depreciation	$413,705	$1,089,737	$1,503,442
Depletion	$-	$-	$-
Amortization	$183,598	$59,536	$243,134

23. Income taxes

(1) The income taxes comprise the following:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Income tax expense - current period	$1,753,544	$650,586
Add: 10% tax on unappropriated retained earnings	-	-
Less: Investment tax credit	(44,323)	(288,509)
Withholding tax	(318,434)	(3,159)
Income tax payable	1,390,787	358,918
Add: Withholding tax	318,434	3,159
Separate income tax expense	2,532	2
Adjustments for changes in tax estimates	(582)	(18,152)
Net change in deferred income tax assets / liabilities	730,708	1,174,885
Income tax expense	$2,441,879	$1,518,812

(2) Deferred income tax assets and liabilities

	December 31, 2005	December 31, 2004
(a) Total deferred income tax liabilities	$(2,288,339)	$(1,639,744)
(b) Total deferred income tax assets	$44,554	$126,343
(c) Valuation allowance for deferred income tax Assets	$(325)	$-
(d) Temporary differences resulting in deferred income tax assets or liabilities:		
Equity-accounted investment income	$(9,039,180)	$(6,292,288)
Foreign dividends	2,779	1,805
Unrealized foreign exchange gain	(114,177)	(200,466)
Unrealized foreign exchange loss	130,654	487,334
Unrealized investment loss	1,300	-
Unrealized expenses and losses	7,945	16,235
Pension expense	35,539	(66,256)
(e) Deferred income tax assets - current	$35,344	$30,152
Valuation allowance for deferred income tax assets - current	-	-
Deferred income tax assets - current, net	35,344	30,152
Deferred income tax liabilities - current	(7,352)	(50,116)
Net deferred income tax (liabilities) / assets - Current	$27,992	$(19,964)
(f) Deferred income tax assets - non-current	$9,210	$96,191
Valuation allowance for deferred income tax assets - non-current	(325)	-
Deferred income tax assets - non-current, net	8,885	96,191
Deferred income tax liabilities - non-current	(2,280,987)	(1,589,628)
Net deferred income tax liabilities - non-current	$(2,272,102)	$(1,493,437)

(3) Except for the income tax return of 2001 and 2002, the Company's income tax returns through 2003 have been assessed by National Tax Administration (NTA).

(4) Imputation tax credit

	December 31, 2005	December 31, 2004
Balance of imputation tax credit account (ICA)	$515,213	$59,982

	2005 (Estimated)	2004 (Actual)
Estimated (actual) tax credit rate for individual stockholders	3.10%	4.14%

(5) Unappropriated retained earnings

	December 31, 2005	December 31, 2004
1997 and before	$5,570,596	$5,570,596
1998 and onwards	16,618,826	13,111,340
Total	$22,189,422	$18,681,936

24. Earnings per share

(1) Basic earnings per share：

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Pre-tax	After-tax	Pre-tax	After-tax
Net income attributed to common stockholders	$14,665,790	$12,223,911	$13,603,481	$12,084,669
(In thousand shares)				
Beginning balance of shares outstanding	2,425,942	2,425,942	2,146,878	2,146,878
Capitalization of retained earnings in 2005 (0.10 per share)	245,274	245,274	228,430	228,430
Capitalization of retained earnings in 2004 (0.06 per share)	-	-	128,813	128,813
Common stock converted from convertible bonds	26,793	26,793	8,605	8,605
Weighted-average number of shares outstanding	2,698,009	2,698,009	2,512,726	2,512,726
Basic earnings per share (in dollars)	$5.44	$4.53	$5.41	$4.81

(2) Diluted earnings per share：

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Pre-tax	After-tax	Pre-tax	After-tax
Net income attributed to common stockholders	$14,665,790	$12,223,911	$13,603,481	$12,084,669
Dilutive effect of potential common stock to be converted from unsecured domestic convertible bonds	4,197	3,147	7,596	5,697
Net income after dilutive effect	$14,669,987	$12,227,058	$13,611,077	$12,090,366
(In thousand shares)				
Beginning balance of shares outstanding	2,425,942	2,425,942	2,146,878	2,146,878
Capitalization of retained earnings in 2005 (0.10 per share)	245,274	245,274	228,430	228,430
Capitalization of retained earnings in 2004 (0.06 per share)	-	-	128,813	128,813
Common stock converted from convertible bonds	26,793	26,793	8,605	8,605
Potential common stock to be converted from unsecured domestic convertible bonds	163,409	163,409	213,150	213,150
Weighted-average number of shares outstanding	2,861,418	2,861,418	2,725,876	2,725,876
Diluted earnings per share (in dollars)	$5.13	$4.27	$4.99	$4.43

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for by the equity method
EVA Airways Corporation (EVA)	Investee accounted for by the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for by the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for by the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Tai Wha Checker Co., Ltd. (THC)	Indirect subsidiary of the Company (sold in March 2005)
Shanghai Pao Long International Container Co., Ltd. (PLIC)	Indirect subsidiary of the Company (sold in April 2005)
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Hatsu Marine Limited (HML)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Island Equipment LLC. (Island)	Investee of Peony
Whitney Equipment LLC (Whitney)	Investee of Peony
Hemlock Equipment LLC (Hemlock)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Lloyd Triestino Di Navigazione S.P.A. (LT)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony
Evergreen Star (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen Shipping (S) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Evergreen India Pte. Ltd. (EGI)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

2. **Significant transactions with related parties**

(1) Operating revenues from related parties

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EIC	$1,887	-	$1,424	-
EITC	101,742	0.24	104,901	0.25
TTSC	3,214	0.01	-	-
LT	640,013	1.52	121,029	0.29
HML	284,850	0.68	37,387	0.09
GMS	115,163	0.28	110,909	0.27
EIS	92,422	0.22	84,885	0.20
GESA	17,879	0.04	-	-
Total	$1,257,170	2.99	$460,535	1.10

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$1,403,285	3.89	$2,217,018	6.02
EIC	497,692	1.41	472,385	1.28
TTSC	626,034	1.78	632,052	1.72
THC	26,546	0.08	122,738	0.33
Evergreen State	21,528	0.06	74,364	0.20
Evergreen Star	20,356	0.06	62,343	0.17
ESRC	42,935	0.12	46,059	0.12
EAS	8,016	0.02	5,658	0.01
EVA	12,737	0.04	2,981	0.01
GESA	1,954,468	5.56	2,105,492	5.72
HML	734,806	2.09	420,352	1.14
GMS	1,045,103	2.97	1,053,172	2.86
LT	10,075	0.03	99,112	0.27
EIS	117,826	0.33	95,313	0.26
EMI	74,091	0.21	60,354	0.17
EGT	84,764	0.24	65,486	0.18
EGS	64,588	0.18	30,695	0.18
EGK	49,816	0.14	53,346	0.14
Total	$6,794,666	19.21	$7,618,920	20.78

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Asset transactions

(a) Acquisitions of property, plant and equipment

On February 4, 2004, in line with the Company's operational requirements and its plan to adjust the supply of containers, the Company's Board resolved to enter into contracts with EHIC(M) and Vigor for manufacturing of containers which were recorded as transportation equipments. The total amounts of the contracts were USD20,669 thousand, which was NTD707,062 thousand. All payments had been made and all containers had been received by the Company on December 31, 2004.

(b) Sales of property, plant and equipment

		Year Ended December 31, 2005		Year Ended December 31, 2004	
	Asset Sold	Selling Price	Gain (Loss)	Selling Price	Gain (Loss)
GMS	Transportation equipment	$-	$-	$681,010	$-
LT	Transportation equipment	1,048	971	1,567	1,466
EIC	Office equipment	-	-	16	-
EITC	Transportation equipment	780	686	-	-
CCT	Computer equipment	-	-	195	-
EVA	Transportation and office equipment	2,645	97	53	17
ESRC	Office equipment	-	-	170	165
TCT	Transportation equipment	-	-	379	33
Total		$4,473	$1,754	$683,390	$1,681

(c) Sales of long-term investments

In June 2004, the Company's Board of Directors resolved to sell its equity stake in Dongbu Pusan Container Terminal Co., Ltd. to Peony at book value. The transaction was completed in July 2004 and the Company had received all the proceeds.

(4) Leases

(a) Rental income (recorded as non-operating income) derived from the operating premises and parking lots leased to the related parties are as follows:

		Year Ended December 31, 2005		Year Ended December 31, 2004	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$57,499	97.06	$48,299	97.98
EVA	Parking lots	264	0.45	96	0.19
ESRC	Parking lots	168	0.28	-	-
Total		$57,931	97.79	$48,395	98.17

(b) Rental expenses (recorded as general and administrative expenses) on operating premises and parking lots leased from the related parties are as follows:

	Leasehold Property	Year Ended December 31, 2005 Amount	% of Total Rental Expenses	Year Ended December 31, 2004 Amount	% of Total Rental Expenses
EIC	Office buildings	$36,954	90.50	$30,484	81.93
EITC	Office building	1,175	2.88	1,197	3.22
EVA	Parking lots	1,227	3.00	202	0.55
Total		$39,356	96.38	$31,883	85.70

(c) Rental expenses incurred on the vessels leased from the related parties are recorded under direct operating costs. Details are set forth below:

	Year Ended December 31, 2005 Amount	% of Total Vessel Rental Expenses	Year Ended December 31, 2004 Amount	% of Total Vessel Rental Expenses
LT	$10,095	0.17	$85,775	1.49
HML	734,806	12.50	-	-
GMS	1,042,061	17.73	1,027,497	17.80
EIS	117,202	1.99	97,121	1.68
GESA	1,964,870	33.42	2,113,399	36.61
EITC	829,410	14.11	863,879	14.97
Total	$4,698,444	79.92	$4,187,671	72.55

(5) Receivables from and payables to related parties

The receivables from and payables to related parties are set forth as follow, please refer to Note E3 for detail interest calculation:

	December 31, 2005 Amount	% of Account Balance	December 31, 2004 Amount	% of Account Balance
Accounts receivable				
EIC	$83,602	3.33	$340,659	9.93
EITC	24,731	0.99	24,396	0.71
Total	$108,333	4.32	$365,055	10.64
Other receivables				
EITC	$12,389	4.42	$8,907	2.86
EIC	17,521	6.24	8,092	2.59
GESA	-	-	8,032	2.58
CCT	1,658	0.59	1,830	0.59
Others	1,043	0.37	386	0.12
Total	$32,611	11.62	$27,247	8.74

	December 31, 2005		December 31, 2004	
	Amount	% of Account Balance	Amount	% of Account Balance
Notes payable				
EIC	$-	-	$1,388	10.96
Accounts payable				
EITC	$4,828	0.17	$127,511	3.90
TTSC	36,486	1.32	37,146	1.14
EIC	17,660	0.64	57,661	1.76
Evergreen State	-	-	30,831	0.94
Evergreen Star	-	-	13,128	0.40
THC	-	-	9,738	0.30
ESRC	3,635	0.13	4,921	0.15
LT	425,372	15.38	799,355	24.44
EIS	15,028	0.54	6,338	0.20
GMS	7,413	0.27	156,879	4.80
HML	167,176	6.05	599,635	18.34
Others	1,589	0.06	479	0.01
Total	$679,187	24.56	$1,843,622	56.38
Other payables				
EIS	$2,590	1.78	$10,761	9.89

3. Financing activities with related parties

In 2005, the Company's related party, Greencompass Marine S.A. (GMS), requested financing from the Company for its operational expansion and working capital requirements. The request was approved by the Board of Directors according to the Company's "Procedures for Capital Lending, Endorsement and Guarantee". The highest balance of the financing amount during 2005 was USD20,000 thousand, and the balance as of December 31, 2005 was USD0 thousand. The interest rate charged on the loans to GMS was Singapore InterBank Offered Rate (SIBOR) plus 0.4%. The interest income recognized for the year ended December 31, 2005 amounted to $742 thousand, and the accrued interest receivable from GMS as of December 31, 2005 was USD0. In 2004, the Company did not have any financing activities with its related parties.

4. Endorsements and guarantees for related parties

Endorsements and guarantees issued by the Company for its related parties are as follows: (expressed in thousand dollars)

	December 31, 2005		December 31, 2004	
GMS	USD	290,197	USD	463,116
Peony	USD	-	USD	81,350
TCT	EUR	41,213	USD	92,563
HML	USD	412,686	USD	352,750
Island	USD	-	USD	56,353
CCT	USD	18,353	USD	19,080
Whitney	USD	8,621	USD	-
Hemlock	USD	44,262	USD	-

5. **Significant contracts with related parties**

(1) The Company has entered into an agreement with EIC for management, computer information, Shipping affairs, and consulting services. Except payments under behalf are charged on actual amounts, the rest of fees are charged on an hourly basis or as cost-added method. The contract was effective from July 1, 1996 and keeps effectively unless termination.

(2) The Company has entered into an agency agreement with EIC. Under the agreement, EIC has been acting as the Company's agent for cargo forwarding and collection of freight since 2002. As of December 31, 2005 and 2004, the amount receivable under the agency agreement was $83,602 thousand and $340,659 thousand, respectively.

(3) The Company has entered into an agreement with ESRC. Under the agreement, ESRC should provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office, Kaohsiung office and container yards were $846 thousand dollars and $1,614 thousand dollars, respectively. The fees are paid monthly. About long-term contracts, please refer to Note G.

(4) The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of December 31, 2005 and 2004, the debit balances of the accounts are as follows:

	December 31, 2005	December 31, 2004
EIS	$6,758	$6,673
GMS	11,326	10,776
GESA	4,557	5,300
HML	3,064	2,022
Total	$25,705	$24,771

(5) The Company has entered into agency agreements with its related parties, under which the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight and payment of expenses incurred with foreign ports. The transactions are recorded under "agency accounts". As of December 31, 2005 and 2004, the balances of the accounts are as follows:

1. Debit balances of agency accounts

	December 31, 2005	December 31, 2004
GMS	$320,605	$662,240
EIS	434,606	228,700
EIC	47,966	-
GESA	27,225	152,601
LT	37,016	576,461
HML	-	338,753
EMI	56,081	32,991
EGT	3,938	70,150
EGS	-	181
Total	$927,437	$2,062,077

2. Credit balances of agency accounts

	December 31, 2005	December 31, 2004
HML	$8,160	$-
EGI	50,239	-
Total	$58,399	$-

(6) The Company has been commissioned by its related parties to manage their vessels. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2005 and 2004 are as follows:

	December 31, 2005	December 31, 2004
EITC	$93,472	$96,793
EIS	75,528	32,993
GMS	98,923	49,260
HML	32,744	12,271
GESA	17,879	-
Total	$318,546	$191,317

(7) Please refer to Note G for details of the agreements entered into by the Company with EITC, GESA, GMS and EIS for the long-term leases of ships.

6. **About the significant subsequent events with related parties please refer to Note I.**

F. PLEDGED ASSETS

1. Short-term investments

	Carrying Value		
	December 31, 2005	December 31, 2004	Purpose
Mutual funds	$380,000	$1,074,069	Commercial papers

2. Restricted assets - current

	December 31, 2005	December 31, 2004	Pledgee	Purpose
Time deposits	$130,000	$130,000	Kaohsiung Harbor Bureau	Performance guarantee
Time deposits	1,050	4,550	Military - Finance Department	Performance guarantee
Time deposits	600	-	Kaohsiung Customs Bureau	Performance guarantee
Time deposits	50	600	Directorate General of Customs	Performance guarantee
Time deposits	350	50	Central Trust of China	Performance guarantee
Total	$132,050	$135,200		

3. **Property, plant and equipment**

	Carrying Value		
	December 31, 2005	December 31, 2004	Purpose
Land	$1,947,491	$1,947,491	Long-term loans
Buildings	998,913	1,021,551	Long-term loans
Loading and discharging equipment	-	669,208	Long-term loans
Transportation equipment	1,760,363	2,199,770	Long-term loans
Ships and equipment	-	399,583	Long-term loans and corporate bonds
Total	$4,706,767	$6,237,603	

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	December 31, 2005		December 31, 2004	
Taipei Fubon Bank	NTD	-	NTD	282,213
Bank of America	USD	5,000	USD	250
HSBC	EUR	-	EUR	1,050

2. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	December 31, 2005		December 31, 2004	
GMS	USD	290,197	USD	463,116
Peony	USD	-	USD	81,350
TCT	EUR	41,213	USD	92,563
HML	USD	412,686	USD	352,750
Island	USD	-	USD	56,353
CCT	USD	18,353	USD	19,080
Whitney	USD	8,621	USD	-
Hemlock	USD	44,262	USD	-

3. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at NTD50.50 per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at NTD50.50 per share, and the GDRs issued amounted to USD115 million. Another 2,025,506 units, representing 20,255,111 shares of the Company's common stock, were issued during the period from 1997 to December 31, 2005. As of December 31, 2005, 7,453,148 units were redeemed and 839,388 units, representing 8,393,931 shares of the Company's common stock, were outstanding.

Company's common stock, were outstanding.

4. As of December 31, 2005, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement were NTD 7,592,000 thousand and JPY 760,000 thousand, respectively, and the unutilized credits were NTD 2,459,000 thousand and JPY 760,000 thousand, respectively.

5. As of December 31, 2005, details of the loading and discharging equipment acquired to support the operations of the No. 4 and the No. 5 Container Distribution Center at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Rail mounted gantry cranes	USD	4,020	USD	2,172	USD	1,848
Rail mounted gantry cranes	NTD	207,000	NTD	41,400	NTD	165,600
Gantry cranes	USD	16,650	USD	7,493	USD	9,157

6. As of December 31, 2005, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment are as follows:

Lessor	Amount (in thousand dollars)
EITC	USD 45,507
GESA	78,075
GMS	59,316
EIS	1,985
KSG	15,738
EPC	2,690
TDS	42,709
HFE	1,614
Total	USD 247,634

7. As of December 31, 2005, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC is $77,455 thousand.

8. As of December 31, 2005 and 2004, the promissory notes issued by the Company for loans borrowed amounted to $7,597,221 thousand and $11,027,131 thousand, respectively.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

1. On March 1, 2006, the Company's board of directors resolved to sell the Ever-Growth, the Ever-Gentle, the Ever-Garden, the Ever-Gifted, and the Ever-Govern to indirect subsidiary-Greencompass Marine S.A. for routing and ships adjustments, the total amount of the transaction was USD37,000 thousand ; the Company's board of directors also resolved to acquire the Uni-Crown, the Uni-Chart, the Uni-Concert, the Uni-Corona, the Uni-Concord from related party-EITC, the total amount of transaction was USD63,800 thousand . As of the date on which the financial statements were issued, the proposal of acquiring and selling ships was still in process.

2. The Company's board of directors resolved to inject additional cash in EVA Airways Corporation(EVA Airways) as a shareholder on March 1, 2006. The Company subscribed to 58,159 thousand shares for $697,906 thousand at $12 per share, issued by EVA Airways. After cash injection, the Company's investment in EVA Airways represents 20.02% of its equity.

J. OTHERS

1. Derivative financial instruments

(1) The contract (notional principal) amounts and credit risk (expressed in thousand dollars)

	December 31, 2005		December 31, 2004	
Financial Instruments	Notional Principal (Contract Amount)	Credit Risk	Notional Principal (Contract Amount)	Credit Risk
Non-trading purposes				
Interest rate swaps (IRS)	USD 157,500	USD 799	USD 120,000	-
	NTD 1,910,000	-	NTD 2,615,000	-
Cross currency swaps (CCS)	USD 13,125	-	USD 21,875	-
Oil swaps	USD 70,946	USD 3,676	USD 7,946	-
Trading purposes				
Foreign exchange options	USD 23,235	-	USD 58,000	-
	EUR 25,000	-	EUR 31,000	-
	JPY 1,920,000	-	JPY 5,415,235	-

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Company in the event that the counterparties default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

Interest rate swaps, cross currency swaps, foreign exchange options, forward exchange contracts and oil swaps are utilized to hedge against fluctuations in interest rates, exchange rates and oil prices. Thus, the market risk is offset against each other. Periodic reviews are conducted on the Company's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Company's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of future cash requirements

As no principals are exchanged upon settlement of the interest rate swaps, cross currency swaps, forward exchange contracts and foreign exchange options, no significant cash requirement is expected. Therefore, the Company's working capital is assessed to be adequate and no funding risk is expected. In addition, the interest rates, exchange rates and prices are fixed. Thus, cash flow risk is remote.

(4) The purposes and strategies of holding derivative financial instruments

The derivative financial instruments are held for trading and non-trading purposes. Interest rate swaps, cross currency swaps, forward exchange contracts and foreign exchange options are undertaken to hedge against fluctuations in interest rates and exchange rates, whereas oil swaps are used to hedge against fluctuations in oil prices and control the cost within a tolerable limit. The aim of the hedging strategy is to hedge most of the market risk. For the derivative financial instruments held for trading purposes, they are undertaken to make profits on the interest rate, exchange rate and price differentials.

(5) Disclosures of derivative financial instruments in the financial statements

(a) Interest rate swaps

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

(b) Cross currency swaps

The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss at maturity of the contracts.

(c) Foreign exchange options

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

(d) Oil swaps

The contracts are settled based on the difference between the spot oil price and the contracted price. The amount received and paid upon settlement is recorded as a deduction from and an addition to fuel expense.

(6) Financial instruments undertaken to hedge the commitments for expected transactions

Oil swaps are undertaken to fix the oil price within a tolerable limit for future oil usage.

2. Fair values of financial instruments

Non-Derivative Financial Instruments	December 31, 2005 Carrying Value	December 31, 2005 Fair Value	December 31, 2004 Carrying Value	December 31, 2004 Fair Value
Assets				
Cash and cash equivalents	$4,701,240	$4,701,240	$4,171,007	$4,171,007
Short-term investments	4,402,881	4,445,872	16,990,797	17,035,662
Notes and accounts receivable	2,718,089	2,718,089	3,655,296	3,655,296
Other financial assets - current	613,203	613,203	61,058	61,058
Long-term equity investments	61,319,140	60,763,146	54,230,267	54,742,353
Long-term bond investments	12,581	12,581	-	-
Other financial assets - non-current	-	-	135,330	135,330
Refundable deposits	169,208	169,208	42,408	42,408
Long-term receivables (including current portion)	422,048	422,048	507,179	507,179
Restricted assets	132,050	132,050	135,200	135,200
Liabilities				
Short-term loans	1,800,000	1,800,000	2,795,303	2,795,303
Short-term bills payable	799,755	799,755	2,099,091	2,099,091
Notes and accounts payable	7,040,816	7,040,816	7,110,512	7,110,512
Corporate bonds payable (including current portion)	9,005,039	9,005,039	11,457,831	11,457,831
Long-term loans (including current portion)	3,761,000	3,761,000	13,760,199	13,760,199
Accrued pension cost	35,539	35,539	(66,265)	(66,265)
Guarantee deposits received	125	125	85	85
Derivative Financial Instruments				
Interest rate swaps (IRS)	-	USD (4,950)	-	USD (393)
Cross currency swaps (CCS)	-	USD (948)	-	USD (2,433)
Foreign exchange options	33,175	NTD 33,175	215,540	NTD 215,540
Oil swaps	-	USD 2,832	-	USD (9,100)

The methods and assumptions adopted by the Company to estimate the fair values of the above financial instruments are summarized below.

(1) Fair values of the short-term financial instruments are estimated to be equal to their carrying values. As maturity of these instruments is short, it is reasonable that their fair values equal their carrying values. This method is applied to cash and cash equivalents, notes and accounts receivable, refundable deposits, restricted assets, short-term loans, short-term notes and bills payable, notes and accounts payable, and guarantee deposits received.

(2) Fair values of marketable securities equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(3) Fair values of long-term loans are estimated based on the present values of future cash flows. The discount rate is based on the interest rate charged on a comparable long-term loan with similar terms and conditions.

(4) Fair values of corporate bonds payable equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(5) Fair values of derivative financial instruments are estimated to be equal to the amounts that should be received or paid if the contracts are settled on the balance sheet date. Unrealized gains (losses) on the outstanding contracts are normally included in the estimation. The prices quoted by the financial institutions are used as a reference for estimation of the derivative financial instruments' fair values.

3. Certain vessels of GMS, an indirect subsidiary of the Company, were under investigation by the US government agency due to inadequate documentation on fuel handling. In April 2005, the Company reached an agreement with the US Department of Justice, under which GMS agreed to make a reconciliation payment of USD12,515 thousand.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

Please see Schedule 4.

(2) Endorsements and guarantees provided by the Company

Please see Schedule 5.

(3) Marketable securities held by the Company as of December 31, 2005

Please see Schedule 6.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 7.

(5) Acquisition of real estate properties with an amount exceeding NTD100 million or 20% of the Company's paid-in capital

None.

(6) Disposal of real estate properties with an amount exceeding NTD100 million or 20% of the Company's paid-in capital

None.

(7) Purchases from or sales to related parties exceeding NTD100 million or 20% of the Company's paid-in capital

Please see Schedule 8.

(8) Receivables from related parties exceeding NTD100 million or 20% of the Company's paid-in capital

Please see Schedule 9.

(9) Derivative financial instruments undertaken by the Company

Please refer to Note J1 and J2.

2. Information on the investees

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power

Please see Schedule 10.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power

(a) Loans extended by the investees

Please see Schedule 4.

(b) Endorsements and guarantees provided by the investees

None.

(c) Marketable securities held by the investees as at December 31, 2005

Please see Schedule 6.

(d) Acquisition or sale of one specific security with the accumulated amount exceeding NTD100 million or 20% of the respective investee's paid-in capital

None.

(e) Acquisition of real estate properties with an amount exceeding of NTD100 million or 20% of the respective investee's paid-in capital

None.

(f) Disposal of real estate properties with an amount exceeding NTD100 million or 20% of the respective investee's paid-in capital

None.

(g) Purchases from or sales to related parties exceeding NTD100 million or 20% of the respective investee's paid-in capital

Please see Schedule 8.

(h) Receivables from related parties exceeding NTD100 million or 20% of the respective investee's paid-in capital

Please see Schedule 9.

(i) Derivative financial instruments undertaken by the investees

Please see Schedule 11.

3. Information on Mainland China investments

(1) Details of investments in Mainland China

Please see Schedule 12.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China

None.

L. SEGMENT INFORMATION

1. Financial information by industries

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

2. Financial information by geographical areas

The Company is engaged in international marine transportation. Dealings with foreign ports, such as port formalities relating to arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred with foreign ports, are handled by overseas shipping agents. Therefore, no disclosure is required.

3. Export information

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

4. Information on major customers

The Company provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.

Schedule 1

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2005

Type of Corporate Bonds	Eighth Secured Corporate Bonds	Ninth Secured Corporate Bonds
Date of issuance	Bond A: December 13 ~ 19, 2001 Bond B: December 13 ~ 14, 2001	Bond A: May 14, 2002 Bond B: May 15, 2002 Bond C: May 16, 2002 Bond D: May 17, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NTD$1,500,000,000	NT$1,000,000,000
Interest rate	2.600%	3.400%
Period	5 years	5 years
Maturity	Bond A: December 13 ~ 19, 2006 Bond B: December 13 ~ 14, 2006	Bond A: May 14, 2007 Bond B: May 15, 2007 Bond C: May 16, 2007 Bond D: May 17, 2007
Guarantor	Taiwan Cooperative Bank Bank of Taiwan	Hua Nan Commercial Bank
Trustee	Cathy United Bank	Bank of Taiwan
Underwriter	Polaris Securities Co.,Ltd	SinoPac Securities KGI
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A, B, C and D are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Simple interest, payable annually
Principal outstanding	$1,500,000,000	NT$1,000,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2005

Type of Corporate Bonds	Tenth Secured Corporate Bonds	Eleventh Secured Corporate Bonds
Date of issuance	Bond A: June 13, 2002 Bond B: June 14, 2002 Bond C: June 17, 2002 Bond D: June 18, 2002 Bond E: June 19, 2002 Bond F: June 20, 2002	Bond A: June 2 ~ 6, 2003 Bond B: June 3 ~ 5, 2003
Face value	NT$1,000,000	NT$5,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NT$1,500,000,000	NT$1,500,000,000
Interest rate	3.900%	Bond A: 1.47% Bond B: 4% - Six-month LIBOR
Period	5 years	5 years
Maturity	Bond A: June 13, 2007 Bond B: June 14, 2007 Bond C: June 17, 2007 Bond D: June 18, 2007 Bond E: June 19, 2007 Bond F: June 20, 2007	Bond A: June 2 ~ 6, 2008 Bond B: June 3 ~ 5, 2008
Guarantor	Bank of Taiwan	Bank of Taiwan Land Bank
Trustee	Cathay United Bank	International Commercial Bank of China
Underwriter	SinoPac Securities KGI Yunata Core Pacific Securities	Fuh-Hwa Securities Co., Ltd Citi Securities Corp.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A, B, C, D, E and F are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Bond A: Simple interest, payable annually Bond B: Interest is payable semi-annually
Principal outstanding	NT$1,500,000,000	NT$1,500,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Schedule 3

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2005

Type of Corporate Bonds	First Unsecured Corporate Bonds	Second Unsecured Corporate Bonds
Date of issuance	January 12, 2004	September 6, 2004
Face value	NT$100,000	NT$100,000
Place of issuance	Taiwan	Taiwan
Issue price	Face value	Face value
Principal amount	NT$4,000,000,000	NT$4,500,000,000
Interest rate	0.00%	0.00%
Period	5 years	5 years
Maturity	January 11, 2009	September 5, 2009
Guarantor	None	None
Trustee	Hua Nan Commercial Bank	SinoPac Commercial Bank
Underwriter	SinoPac Securities	President Securities
Lawyer	Chens Law and Patent Office	Law Office of S. S. Lai
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	To be repaid in lump sum at maturity based on the face value.	To be repaid in lump sum at maturity based on the face value.
Principal outstanding	NT$1,634,400,000	NT$1,864,300,000
Clauses on redemption and early repayment	During the 30 days before the bonds are issued for 3 years, the bondholders may exercise their redemption option at a yield rate of 0.20% per annum. When the bonds mature on January 11, 2009, they are redeemed at face value.	During the 30 days before the bonds are issued for 3.5 years, the bondholders may exercise their redemption option at face value.
Restricted clauses	None	None

Evergreen Marine Corporation and Subsidiaries

Loans Extended

For the Year Ended December 31, 2005

(Expressed in Thousands of Dollars)

Lender	Borrower	Financial Statement Account	Highest Balance	Balance as at Dec 31, 2005	Interest Rate	Nature of Loan (Note1)	Annual Amount of Transactions with the Borrower	Reason for Short-Term Financing	Allowance for Bad Debts	Collateral		Limit on Loans Extended to a Single Company (Note2)	Maximum Amount of Loans Allowed to be Extended by the Company or its Subsidiaries (Note2)
										Item	Value		
Evergreen Marine Corporation	Greencompass Marine S.A.	Other Receivables from related parties	NTD 636,990 (USD 20,000)	NTD -	3.82	2	Revenue 115,163 Expenditure 1,045,103	Working capital requirement	NTD-	-	NTD-	NTD 11,811,453	NTD 23,622,906
Peony Investment S.A.	Evergreen India Pte. Ltd.	Receivables from related parties	USD 250	USD 250	3.755-4.509	2	USD-	"	USD-	-	USD-	USD 231,091	USD 462,182
Greencompass Marine S.A.	Peony Investment S.A	"	USD 60,000	USD -	SIBOR+0.9	2	USD-	"	USD-	-	USD-	USD 158,242	USD 316,484
Clove Holding Ltd.	Peony Investment S.A	"	USD 7,050	USD -	-	2	USD-	"	USD-	-	USD-	NTD 11,811,453	NTD 23,622,906
	Island Equipment LLC.	"	USD 14,085	USD 14,085	4.7-5.74	2	USD-	"	USD-	-	USD-	NTD 11,811,453	NTD 23,622,906
PT. Multi Bina Pura International	PT Multi Bina Transport	"	USD 350	USD 150	1.5	2	Expenditure USD74	"	USD-	-	USD-	NTD 11,811,453	NTD 23,622,906
Armand International N.V.	Armand Estate B.V.	"	USD 2,691	USD 2,691	3.82	2	USD-	"	USD-	-	USD-	NTD 11,811,453	NTD 23,622,906
Hatsu Marine Limited	Island Equipment LLC.	"	USD 6,035	USD 6,035	3.79-5.43	2	USD-	"	USD-	-	USD-	NTD 11,811,453	NTD 23,622,906
Vigor Enterprise S.A.	Peony Investment S.A	"	USD 2,995	USD -	4.38	2	USD-	"	USD-	-	USD-	NTD 11,811,453	NTD 23,622,906

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:

The Company: NTD$ 59,057, 266 thousand * 20%= NTD$11,811,453 thousand

Peony: US$1,155,454 thousand * 20% = US$231,091 thousand

Greencompass Marine S.A. USD791,210* 20% = USD 158,242 thousand

2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

The Company: NTD$ 59,057,266 thousand * 40 = NTD$23,622, 906 thousand

Peony: US$1,155,454 thousand * 40% = US$462,182 thousand

Greencompass Marine S.A. USD791,210* 40% = USD 316,484 thousand

Evergreen Marine Corporation and Subsidiaries
Endorsements and Guarantees Provided
For the Year Ended December 31, 2005
(Expressed in Thousands of Dollars)

Endorser/Guarantor	Counterparty	Nature of Relationship (Note 1)	Limit on Endorsements/Guarantees Provided to a Single Company	Highest Balance	Balance as at December 31, 2005	Amount of Endorsements/Guarantees Secured with Collaterals	Ratio of Accumulated Amount of Endorsements/Guarantees to Net Worth (%)	Maximum Amount of Endorsements/Guarantees Allowed to be Provided by the Company or its Subsidiaries (Note 2)
Evergreen Marine Corporation	Greencompass Marine S.A.	3	$118,114,532	$14,385,047 (USD447,185)	$9,493,080 (USD290,197)	$-	16.07	$177,171,798
Evergreen Marine Corporation	Peony Investment S.A.	2	118,114,532	2,544,489 (USD79,100)	- (USD-)	-	-	
Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	1	29,528,633	2,803,730 (EUR 47,909)	1,600,742 (EUR 41,213)	-	2.71	
Evergreen Marine Corporation	Hatsu Marine Limited	3	118,114,532	13,286,478 (USD413,034)	13,499,979 (USD412,686)	-	22.86	
Evergreen Marine Corporation	Whitney Equipment LLC.	3	118,114,532	302,186 (USD9,394)	282,017 (USD8,621)	-	0.48	
Evergreen Marine Corporation	Helmlock Equipment LLC.	3	118,114,532	1,763,578 (USD54,824)	1,447,905 (USD44,262)	-	2.45	
Evergreen Marine Corporation	Colon Container Terminal S.A.	6	29,528,633	613,765 (USD19,080)	600,380 (USD18,353)	-	1.02	
Evergreen Marine Corporation	Island Equipment LLC	3	118,114,532	2,097,000 (USD 65,189)	- (USD-)	-	-	

Note 1: Nature of the counterparty's relationship with the Company or its subsidiaries
"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.
"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.
"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.
"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.
"5" denotes the endorsements/guarantees provided pursuant to construction contracts.
"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 2: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 300% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company: NT$59,057,266 thousand * 300% = NT$177,171,798 thousand

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2005
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2005				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Stocks:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment	4,765	$41,434,463	100.00	$41,498,097	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Long-term equity investment	5,500	72,714	55.00	72,714	
	Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	Long-term equity investment	32,000	401,997	40.00	401,997	
	Evergreen International Storage and Transport Corp.	Investee company accounted for under equity method	Long-term equity investment	424,062	7,548,310	39.74	7,542,420	
	Evergreen Security Corporation	Investee company accounted for under equity method	Long-term equity investment	3,125	40,827	31.25	40,827	
	EVA Airways Corporation	Investee company accounted for under equity method	Long-term equity investment	692,412	8,982,435	20.43	8,982,436	
	Taipei Port Container Terminal Corporation	Investee company accounted for under equity method	Long-term equity investment	16,000	153,219	20.00	153,219	
	Toplogis Technology Corp.	Investee company accounted for under equity method	Long-term equity investment	1,000	4,063	25.00	4,063	
	Power World Fund Inc.	Investee company accounted for under cost method	Long-term equity investment	2,727	27,273	5.68	41,618	
	Fubon Securities Finance Co., Ltd.	Investee company accounted for under cost method	Long-term equity investment	19,717	190,322	4.93	258,880	
	Taiwan HSR Consortium	Investee company accounted for under cost method	Long-term equity investment	126,735	1,250,000	2.53	888,412	
	Linden Technologies Inc.	Investee company accounted for under cost method	Long-term equity investment	50	15,372	2.53	15,372	
	Taiwan Fixed Network Corp.	Investee company accounted for under cost method	Long-term equity investment	70,000	700,000	1.08	296,100	
	Central Reinsurance Corp.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	42,231	490,801	8.45	487,778	
	Fubon Financial Holding Co., Ltd.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	2,853	7,344	0.04	79,213	
	AGV PRODUCTS CORP.	None	Short-term investment	200	1,550	-	1,348	
	TYC BROTHER INDUSTRIAL CO, LTD.	None	Short-term investment	125	2,868	-	2,740	
	JENN FENG INDUSTRIAL CO., LTD.	None	Short-term investment	70	2,769	-	2,784	
	China Man-Made Fiber Corporation	None	Short-term investment	22	290	-	184	
	China Motor Corporation	None	Short-term investment	301	11,376	-	9,625	
	CMC Magnetics Corporation	None	Short-term investment	1,069	17,962	-	12,391	
	Compal Electronics, Inc.	None	Short-term investment	351	10,930	-	10,634	
	MOSEL VITELIC INC.	None	Short-term investment	2,000	24,657	-	16,240	
	Everlight Electronics Co., Ltd.	None	Short-term investment	50	2,705	-	3,346	
	AU Optronics Corps.	None	Short-term investment	151	6,583	-	7,031	
	Enlight Corporation	None	Short-term investment	300	4,045	-	3,402	
	Epistar Corporation	None	Short-term investment	50	2,588	-	3,067	
	Hung Sheng Construction Ltd.	None	Short-term investment	100	2,378	-	2,299	
	Yang Ming Marine Transport Corp.	None	Short-term investment	2,050	63,796	-	42,818	
	Taiwan Life Insurance., Ltd	None	Short-term investment	110	5,288	-	4,714	
	Waterland Financial Holdings	None	Short-term investment	600	7,856	-	6,696	
	Chinatrust Financial Holding Company Ltd.	None	Short-term investment	120	3,440	-	3,156	
	Chi Mei Optoelectronics	None	Short-term investment	250	11,091	-	10,288	
	Quanta Display Inc.	None	Short-term investment	509	7,480	-	5,383	
	Edom Technology Co., Ltd.	None	Short-term investment	150	4,131	-	3,207	
	Epitech Technology Corp.	None	Short-term investment	450	13,304	-	13,752	
	Genius Electronic Optical Co., Ltd.	None	Short-term investment	20	7,006	-	9,608	
	Powerchip Semiconductor Corp.	None	Short-term investment	200	4,664	-	4,052	
	Nan Ren Lake Leisure Amusement Co., Ltd.	None	Short-term investment	275	5,315	-	4,879	
	Capital Securities Corp.	None	Short-term investment	300	4,191	-	3,720	
	Cameo Communication, Inc.	None	Short-term investment	100	4,311	-	4,048	
	Sporton International Inc.	None	Short-term investment	100	5,651	-	5,039	
	Unifosa Corp.	None	Short-term investment	350	11,192	-	8,225	
	Advanced International Multitech Co., Ltd.	None	Short-term investment	227	14,202	-	11,935	
	Xxentria Technology Materials Co., Ltd.	None	Short-term investment	1	41	-	42	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2005
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2005				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Mutual Funds:							
	Cathay Small Cap Growth Fund	None	Short-term investment	588	$10,000	-	$12,165	
	Capital Balanced Fund	None	Short-term investment	3,000	30,030	-	31,740	
	New Light Tech Fund	None	Short-term investment	3,000	30,000	-	30,000	
	Transcend Balanced Fund	None	Short-term investment	1,413	15,000	-	15,886	
	Cathay High Dividend Balanced Fund	None	Short-term investment	2,000	20,000	-	22,200	
	SKIT Strategy Balanced Fund	None	Short-term investment	2,840	30,000	-	30,333	
	Capital Strategic Alpha Fund	None	Short-term investment	4,335	50,125	-	52,758	
	JF (Taiwan) Pacific Balanced Fund	None	Short-term investment	4,938	50,000	-	51,392	
	New Light Fortune Balanced Fund	None	Short-term investment	3,900	40,000	-	45,579	
	Grand Cathay High ROE & Dividend Balanced Fund	None	Short-term investment	3,000	30,000	-	32,910	
	Allianz Global Investors Target 2015 Fund	None	Short-term investment	5,000	50,100	-	50,200	
	Ta chong global growth portfolio Fund	None	Short-term investment	1,969	20,000	-	21,339	
	Franklin Templeton Global Bond Fund of Funds	None	Short-term investment	3,000	30,000	-	31,064	
	Capital Multi-Income Allocation Fund	None	Short-term investment	5,000	50,040	-	51,050	
	Polaris Global ETFs Fund of Funds	None	Short-term investment	4,881	50,000	-	52,275	
	New Light Global Champion Fund	None	Short-term investment	2,000	20,000	-	19,997	
	Tlam Happy Go Go fund	None	Short-term investment	10,000	100,000	-	99,553	
	AIG Global medallion fund of funds	None	Short-term investment	3,006	30,000	-	31,563	
	KGI GAMA Strategy Fund	None	Short-term investment	3,000	30,000	-	29,790	
	Cathay Global Balance Fund of Funds	None	Short-term investment	4,000	40,000	-	40,040	
	ING chb tri-go defensive portfolio	None	Short-term investment	3,000	30,000	-	30,000	
	TIIM Asia Win-Win Fund	None	Short-term investment	3,000	30,000	-	35,160	
	Dresdner Global Biotech DAM Fund	None	Short-term investment	1,954	30,060	-	29,726	
	adam Global Bond Fund	None	Short-term investment	7,412	80,080	-	79,622	
	Truswell global balanced Fund	None	Short-term investment	2,902	30,000	-	31,519	
	adam Global Emerging Markets Fund	None	Short-term investment	2,465	30,060	-	31,997	
	JPMF(Taiwan) Global Balanced Fund	None	Short-term investment	2,654	30,000	-	30,418	
	Polaris Global ABS Fund (A)	None	Short-term investment	10,000	100,000	-	99,809	
	Shinkong Guaranteed Fund	None	Short-term investment	3,000	30,000	-	29,801	
	Jih sun win-tide guaranteed Fund	None	Short-term investment	3,000	30,000	-	29,520	
	Transcend strategic balanced Fund (series1)	None	Short-term investment	10,000	100,000	-	108,289	
	KGI 100% Principal Guaranteed Fund No. I	None	Short-term investment	5,000	50,000	-	49,490	
	Fubon Principal Protect Fund I	None	Short-term investment	3,000	30,000	-	30,153	
	TIIM Privately offered Fund NO. I	None	Short-term investment	3,000	30,000	-	30,330	
	Fuhwa high dividend twII private fund	None	Short-term investment	5,000	50,000	-	50,247	
	HUA nan Private placed Bond Fund NO. I	None	Short-term investment	5,000	50,000	-	50,130	
	Transcend strategic growth fund I	None	Short-term investment	5,000	50,000	-	49,922	
	KGI SUPER NICHE FUND	None	Short-term investment	3,000	30,000	-	30,092	
	Grand Cathay Bond Fund	None	Short-term investment	7,823	100,000	-	100,010	
	Paradigm pion fund	None	Short-term investment	9,475	100,000	-	100,009	
	Jih sun bond fund	None	Short-term investment	30,292	403,200		407,961	28,549 thousand units are pledged.
	TLAM solomon bond fund	None	Short-term investment	8,696	100,000	-	100,012	
	JF(Taiwan) Bond Fund	None	Short-term investment	6,644	100,000	-	100,011	
	Fuhwa advantage bond fund	None	Short-term investment	19,450	200,000	-	200,132	
	TIIM Bond Fund	None	Short-term investment	7,156	100,000	-	100,011	
	Prudential Financial Bond Fund	None	Short-term investment	2,083	30,000	-	30,041	
	Cathay Fund	None	Short-term investment	8,786	100,000	-	100,011	
	President Home Run	None	Short-term investment	7,222	100,000	-	100,010	
	FuBon Ju-I II	None	Short-term investment	6,958	100,000	-	100,003	
	Fu Hwa Bond	None	Short-term investment	7,604	100,000		100,011	
	Transcend strategic bond fund	None	Short-term investment	8,330	100,000		100,010	
	Dresdner Bond DAM Fund	None	Short-term investment	8,751	100,000		100,011	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2005
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2005				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Ploaris De Bao Fund	None	Short-term investment	9,146	$100,000	-	$100,011	
	New Light Taiwan Bond Fund	None	Short-term investment	9,887	100,000	-	100,011	
	Taishin Lucky Fund	None	Short-term investment	11,365	115,000	-	115,034	
	Franklin US Government Fund	None	Short-term investment	111	34,670	-	33,463	
	MFS Meridian Emerg MKTS DEBT FD	None	Short-term investment	117	67,562	-	67,652	
	MFS Inflation Adjusted Bond Fund	None	Short-term investment	248	80,468	-	82,338	
	MFS Global Balanced Fund	None	Short-term investment	31	15,913	-	16,726	
	PERMAL FUND	None	Short-term investment	1	8,601	-	9,455	
	Forsyth Alternative Income Fund Class R (EUR)	None	Short-term investment	88	42,530	-	39,968	
	Forsyth Alternative Income Fund Class R (JPY)	None	Short-term investment	85	31,580	-	27,332	
	Skandia Global Bond Fund Class B	None	Short-term investment	41	15,792	-	15,841	
	ABN AMRO HONG KONG EQUITY GUARANTEED	None	Short-term investment	10	31,735	-	31,116	
	Alexandra Global Inv. (ASIA) B	None	Short-term investment	39	16,953	-	17,102	
	Investec Global Energy Fund "C" Inc	None	Short-term investment	4	33,755	-	32,345	
	ABN ASIA BOND FUND A	None	Short-term investment	10	33,540	-	32,713	
	JULIUS BAER DIVERSIFIED FIXED INCOME HED(	None	Short-term investment	10	29,871	-	27,885	
	Government Bonds					-		
	Korea Container Authority Bonds	None	Short-term investment	-	20,472	-	24,834	
	Foreign Corporate Bonds :					-		
	TUNTEX (THAILAND) PUBLIC COMPANY	None	Long-term bond investment	16	12,581	-	12,581	
	Corporate Bonds					-		
	MERRILL LYNCH	None	Short-term investment	1	3,948	-	3,406	
	Quanta Display Inc.	None	Short-term investment	80	6,639	-	6,800	
	Jihsun FHC Inc	None	Short-term investment	500	50,000	-	48,885	
	Bonds with resell agreements					-		
	Financial Bonds	None	Short-term investment	-	80,000	-	80,000	
Peony Investment S.A.	Greencompass Marine S.A.	Indirect subsidiary of the Company	Long-term equity investment	3,535	USD 799,146	100.00	USD 799,146	
	Vigor Enterprise S.A.	Indirect subsidiary of the Company	Long-term equity investment	80	USD 4,575	100.00	USD 4,575	
	Clove Holding Ltd.	Indirect subsidiary of the Company	Long-term equity investment	10	USD 59,968	100.00	USD 59,968	
	Evergreen Heavy Industrial Corp. (M) Berhad	Indirect subsidiary of the Company	Long-term equity investment	42,120	USD 36,371	84.44	USD 36,371	
	PT. Multi Bina Pura International	Indirect subsidiary of the Company	Long-term equity investment	68	USD 9,518	95.30	USD 9,518	
	PT. Multi Bina Transport	Indirect subsidiary of the Company	Long-term equity investment	2	USD 185	17.39	USD 185	
	Armand Investment (Nether Lands) N.V.	Indirect subsidiary of the Company	Long-term equity investment	4	USD 1,700	70.00	USD 1,700	
	Shenzhen Greentrans Transportation Co., Ltd.	Indirect subsidiary of the Company	Long-term equity investment	-	USD 3,279	55.00	USD 3,279	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Long-term equity investment	765	USD 105,674	51.00	USD 105,674	
	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 17,788	50.00	USD 17,788	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	12,250	USD 18,439	48.18	USD 18,439	
	Shanghai Jifa Logistics Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 8,143	21.06	USD 8,143	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 2,473	40.00	USD 2,473	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 5,261	40.00	USD 5,261	
	Balsam Investment (Nether lands) N.V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 184,387	49.00	USD 184,387	
	Evergreen Shipping Singapore Pte. Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	383	USD 1,198	25.50	USD 1,198	
	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	Long-term equity investment	61	USD 2,720	50.00	USD 2,720	
	Evergreen Star (Thailand) Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	204	USD 734	25.50	USD 734	
	PT. Evergreen Marine Indonesia	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 753	25.40	USD 753	
	Evergreen India Pte Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	5	USD 29	49.99	USD 29	
	Evergreen Marine Australia Pty Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 245	25.50	USD 245	
	Hutchison Inland Container Depots Limited	Investee company of Peony accounted for under cost method	Long-term equity investment	1	USD 1,492	7.50	USD 1,492	
	South Asia Gateway Terminals	Investee company of Peony accounted for under cost method	Long-term equity investment	6,211	USD 2,412	5.00	USD 2,412	
	Dongbu Pusan Container Terminal Co., Ltd.	Investee company of Peony accounted for under cost method	Long-term equity investment	300	USD 1,556	15.00	USD 1,556	

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2005
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2005				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of Peony	Long-term equity investment	8	USD705	72.95	USD705	
Clove Holding Ltd.	Ample Holding LTD.	Indirect subsidiary of Peony	Long-term equity investment	9	USD18,154	90.00	USD18,154	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	USD102,359	2.25	USD102,359	
	Everup profits ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	-	2.25	-	
	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investment	-	USD409	36.00	USD409	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under equity method	Long-term equity investment	22,860	USD51,564	40.00	USD51,564	
Island Equipment LLC	Whitney Equipment LLC	Investee company of Island accounted for under equity method	Long-term equity investment	-	USD437	100.00	USD437	
	Hemlock Equipment LLC	Investee company of Island accounted for under equity method	Long-term equity investment	-	USD506	100.00	USD506	
Hatsu Marine Limited	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investment	-	USD166	15.00	USD166	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	Long-term equity investment	40	(USD280)	100.00	(USD280)	
Armand Estated (Netherlands)B.V.	Taipei Port Container Terminal	Investee company of Armand Estate B.V. accounted for under equity method	Long-term equity investment	80,000	USD2,332	10.00	USD2,332	
Greencompass Marines S.A.	UG. Hidden Dragon Balance Fund B	None	Short-term investment	103	USD1,030	-	USD1,039	
	Portus Banc Notes Series X	None	Short-term investment	98	USD1,000	-	USD1,000	
	ABN AMRO Global Emerging Bonds Capital Protected Notes	None	Short-term investment	1	USD1,000	-	USD1,114	
	UBS Forward Arbitrage Strategy Fast Notes	None	Short-term investment	50	USD5,000	-	USD4,703	

Evergreen Marine Corporation and Subsidiaries
Summary of Significant Transactions on One Specific Security
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Year Ended December 31, 2005
(Expressed in Thousands of Dollars / Thousand Shares)

Buyer/Seller	Marketable Securities	Financial Statement Account	Counterparty	Related Party	January 1, 2005		Buy		Sell				December 31, 2005	
					Shares/Units	Amount	Shares/Units	Amount	Shares/Units	Selling Price	Carrying Value	Disposal	Shares/Units	Amount
Evergreen Marine Corporation	Mutual Funds:													
	Sheng Hua 9966 Global Balance Fund	Short-term investment	Open market transaction	No	5,000	$50,000	5,007	$50,000	10,007	$100,918	$100,000	$918	-	$-
	Polaris Global ETFs Fund	Short-term investment	Open market transaction	No	-	-	9,762	100,000	4,881	51,592	50,000	1,592	4,881	50,000
	Tiam Happy Go Go fund	Short-term investment	Open market transaction	No	-	-	10,000	100,000	-	-	-	0	10,000	100,000
	Fubon Global REIT Fund	Short-term investment	Open market transaction	No	-	-	10,000	100,000	10,000	102,300	100,000	2,300	-	-
	Polaris Global ABS Fund (A)	Short-term investment	Open market transaction	No	-	-	10,000	100,000	-	-	-	0	10,000	100,000
	Polaris Global REITs Fund	Short-term investment	Open market transaction	No	-	-	10,000	100,000	10,000	105,350	100,000	5,350	-	-
	New Light Lucky Star Fund	Short-term investment	Open market transaction	No	-	-	19,939	200,000	19,939	201,558	200,000	1,558	-	-
	Fgit Fullwin Bond Fund	Short-term investment	Open market transaction	No	-	-	19,826	200,000	19,826	200,684	200,000	684	-	-
	Transcend strategic balanced fund	Short-term investment	Open market transaction	No	-	-	10,000	100,000	-	-	-	0	10,000	100,000
	Saker Bond Fund	Short-term investment	Open market transaction	No	-	-	9,952	100,000	9,952	100,420	100,000	420	-	-
	Ta Chong Bond	Short-term investment	Open market transaction	No	30,023	380,000	2,751	35,000	32,774	416,968	415,000	1,968	-	-
	Grand Cathay Bond Fund	Short-term investment	Open market transaction	No	10,323	130,000	15,731	200,000	18,231	231,499	230,000	1,499	7,823	100,000
	Mega Diamond Bond	Short-term investment	Open market transaction	No	90,388	1,008,000	34,773	390,000	125,161	1,409,588	1,398,000	11,588	-	-
	Paradigm pion fund	Short-term investment	Open market transaction	No	36,045	375,000	44,898	470,000	71,468	748,523	745,000	3,523	9,475	100,000
	Fgit Benefit	Short-term investment	Open market transaction	No	-	-	21,134	343,000	21,134	343,130	343,000	130	-	-
	Fgit Benefit II	Short-term investment	Open market transaction	No	20,993	298,000	32,453	463,000	53,446	763,187	761,000	2,187	-	-
	Jih sun bond fund	Short-term investment	Open market transaction	No	45,133	598,200	30,332	405,000	45,173	604,218	600,000	4,218	30,292	403,200
	Fuhwa Apex Bond Fund	Short-term investment	Open market transaction	No	10,054	115,000	-	-	10,054	116,510	115,000	1,510	-	-
	TLAM solomon bond fund	Short-term investment	Open market transaction	No	-	-	11,313	130,000	2,617	30,053	30,000	53	8,696	100,000
	TLAM B.B Bond Fund	Short-term investment	Open market transaction	No	31,412	345,000	28,581	315,000	59,993	662,971	660,000	2,971	-	-
	Hua Nan Phoenix	Short-term investment	Open market transaction	No	36,323	531,000	25,759	380,000	62,082	917,549	911,000	6,549	-	-
	Hua Nan Unicorn	Short-term investment	Open market transaction	No	11,466	122,000	35,620	385,000	47,086	511,593	507,000	4,593	-	-
	JF(Taiwan) Bond Fund	Short-term investment	Open market transaction	No	3,380	50,000	21,707	325,000	18,443	276,097	275,000	1,097	6,644	100,000
	JF First Bond Fund	Short-term investment	Open market transaction	No	10,956	150,000	-	-	10,956	150,078	150,000	78	-	-
	Fu Hwa Bond Fund	Short-term investment	Open market transaction	No	21,696	268,000	-	-	21,696	272,853	268,000	4,853	-	-
	Fu Hwa Adventage Bond Fund	Short-term investment	Open market transaction	No	72,376	730,000	19,450	200,000	72,376	741,198	730,000	11,198	19,450	200,000
	TIIM Bond Fund	Short-term investment	Open market transaction	No	45,266	621,000	36,090	500,000	74,200	1,029,181	1,021,000	8,181	7,156	100,000
	PCA Bond Fund	Short-term investment	Open market transaction	No	18,490	280,000	-	-	18,490	280,550	280,000	550	-	-
	NITC Bond	Short-term investment	Open market transaction	No	472	75,000	1,727	278,000	2,199	355,688	353,000	2,688	-	-
	NITC Taiwan BOND	Short-term investment	Open market transaction	No	17,905	245,000	25,479	350,000	43,384	598,705	595,000	3,705	-	-
	Cathy Bond	Short-term investment	Open market transaction	No	13,410	150,000	21,179	240,000	25,803	291,943	290,000	1,943	8,786	100,000
	Cathy Capital Income Growth Bond Fund	Short-term investment	Open market transaction	No	25,628	272,000	9,768	104,000	35,396	378,968	376,000	2,968	-	-
	IIT Wan Pao Fund	Short-term investment	Open market transaction	No	-	-	6,741	100,000	6,741	100,099	100,000	99	-	-
	IIT Increment Fund	Short-term investment	Open market transaction	No	36,153	535,000	53,105	790,000	89,258	1,331,073	1,325,000	6,073	-	-
	Sheng Hua 1699 Fund	Short-term investment	Open market transaction	No	49,803	600,000	23,142	280,000	72,945	886,853	880,000	6,853	-	-
	Sheng Hua 5599 Fund	Short-term investment	Open market transaction	No	13,272	143,000	19,655	215,000	32,927	362,111	358,000	4,111	-	-
	President Home Run	Short-term investment	Open market transaction	No	20,002	273,000	21,657	298,043	34,437	472,409	471,043	1,366	7,222	100,000
	ABN amro bond	Short-term investment	Open market transaction	No	-	-	14,223	210,000	14,223	210,627	210,000	627	-	-
	ABN AMRO Select Bond	Short-term investment	Open market transaction	No	9,081	100,000	-	-	9,081	100,204	100,000	204	-	-
	ABN AMRO Taiwan Bond Fund	Short-term investment	Open market transaction	No	9,432	100,000	-	-	9,432	100,596	100,000	596	-	-
	ABN AMRO Aggressive Taiwan Bond Fund	Short-term investment	Open market transaction	No	46,504	500,000	-	-	46,504	501,618	500,000	1,618	-	-
	KGI Victory Fund	Short-term investment	Open market transaction	No	33,514	350,000	16,609	175,000	50,123	526,998	525,000	1,998	-	-
	FuBon Ju-I II	Short-term investment	Open market transaction	No	6,707	93,000	6,958	100,000	6,707	96,257	93,000	3,257	6,958	100,000
	FuBon Ju-I III	Short-term investment	Open market transaction	No	31,514	373,000	4,600	55,000	36,114	432,593	428,000	4,593	-	-
	Fubon Dragon Bond Fund	Short-term investment	Open market transaction	No	7,628	87,000	8,481	98,000	16,109	186,978	185,000	1,978	-	-
	Truswell Bond Fund	Short-term investment	Open market transaction	No	60,471	749,000	15,635	195,000	76,107	950,853	944,000	6,853	-	-
	Fu Hwa Bond Fund	Short-term investment	Open market transaction	No	8,271	106,500	7,601	100,000	8,271	108,045	106,500	1,515	7,604	100,000
	Fu Hwa Albatross Fund	Short-term investment	Open market transaction	No	11,207	122,500	-	-	11,207	123,845	122,500	1,345	-	-
	Invesco Income Fund	Short-term investment	Open market transaction	No	4,493	50,000	14,743	165,000	19,236	215,919	215,000	919	-	-
	Transecond Fortune	Short-term investment	Open market transaction	No	26,910	318,000	32,756	390,000	51,336	612,222	608,000	4,222	8,330	100,000
	ShinKong Taiwan Luck	Short-term investment	Open market transaction	No	13,099	211,000	17,248	280,000	30,347	493,952	491,000	2,952	-	-
	ShinKong Chi-Xiang	Short-term investment	Open market transaction	No	42,544	608,000	16,343	235,000	58,887	847,497	843,000	4,497	-	-
	Capital CashReserves Fund	Short-term investment	Open market transaction	No	13,049	148,000	263	3,000	13,312	152,786	151,000	1,786	-	-
	Reliance Foever	Short-term investment	Open market transaction	No	21,318	300,000	21,926	310,000	43,244	613,044	610,000	3,044	-	-
	RSIT Enchanced Bond Fund	Short-term investment	Open market transaction	No	25,412	271,000	13,453	145,000	38,865	419,610	416,000	3,610	-	-
	Dresdner Bond DAM	Short-term investment	Open market transaction	No	-	-	26,396	300,000	17,646	201,391	200,000	1,391	8,751	100,000
	Fu Bond Chi-Hsiang I Fund	Short-term investment	Open market transaction	No	42,275	535,000	4,453	57,000	46,728	601,588	592,000	9,588	-	-
	Union Bond	Short-term investment	Open market transaction	No	33,871	400,000	26,140	310,000	60,011	713,447	710,000	3,447	-	-
	Union Yo-Li Bond Fund	Short-term investment	Open market transaction	No	29,442	315,000	-	-	29,442	317,599	315,000	2,599	-	-
	Polaris De-Li Bond Fund	Short-term investment	Open market transaction	No	13,604	200,000	13,594	200,000	27,198	400,688	400,000	688	-	-
	Polaris De-Bao Bond Fund	Short-term investment	Open market transaction	No	43,872	472,000	47,887	520,000	82,612	897,668	892,000	5,668	9,146	100,000
	New Light Taiwan Bond Fund	Short-term investment	Open market transaction	No	-	-	21,310	215,000	11,423	115,118	115,000	118	9,887	100,000
	Taishin Lucky Fund	Short-term investment	Open market transaction	No	20,000	200,000	24,753	250,000	33,388	335,253	335,000	253	11,365	115,000

Evergreen Marine Corporation and Subsidiaries
Purchases from and Sales to Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Year Ended December 31, 2005
(Expressed in Thousands of Dollars)

			Transaction				Reason for Difference in the Terms on Related Party Transactions		Notes/Accounts Receivable (Payable)		
Purchaser/Seller	Counterparty	Nature of Relationship	Purchases / Sales	Amount	% of the Total Purchases / Sales	Credit Term	Unit Price	Credit Term	Balance	% of Total Notes/Accounts Receivable (Payable)	Remark
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$1,403,285	3.89	30~60 days	$-	-	$(4,828)	0.17	
			Sales	101,742	0.24	30~60 days	-	-	24,731	0.99	
	Evergreen International Corp.	Investee of the Company's major stockholder	Purchases	497,692	1.41	30~60 days	-	-	(17,660)	0.64	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	626,034	1.78	30~60 days	-	-	(36,486)	1.32	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Purchases	734,806	2.09	30~60 days	-	-	(167,176)	6.05	
			Sales	284,850	0.68	30~60 days	-	-	-	-	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Purchases	1,045,103	2.97	30~60 days	-	-	(7,413)	0.27	
			Sales	115,163	0.28	30~60 days			-	-	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,954,468	5.56	30~60 days	-	-	-	-	
	Evergreen International S.A.	Major stockholder	Purchases	117,826	0.33	30~60 days	-	-	(15,028)	0.54	
	Lloyd Triestino Di Navigazione S.P.A.	Investee of the Company's subsidiary with significant influence	Sales	640,013	1.52	30~60 days	-	-	-	-	
Taiwan Teminal Service Co., Ltd.	Evergreen Marine Corporation	Parent company	Sales	624,075	99.88	30~60 days	-	-	56,779	99.25	
Hatsu Marine Limited	Evergreen Marine Corporation	Parent company	Sales	GBP 13,712	3.11	30~60 days	-	-	GBP 3,029	10.33	
			Purchase	GBP 588	0.15	30~60 days	-	-	GBP -	-	
Greencompass Marine S.A.	Evergreen Marine Corporation	Parent company	Sales	USD 32,214	1.43	30~60 days	-	-	USD -	-	
			Purchase	USD 3,561	0.18	30~60 days	-	-	USD -	-	

Evergreen Marine Corporation and Subsidiaries
Receivables from Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
December 31, 2005
(Expressed in Thousands of Dollars)

Creditor	Counterparty	Nature of Relationship	Balance as at December 31, 2005		Turnover Rate (No. of Times)	Overdue Receivables		Amount Received Subsequent to the Balance Sheet Date	Allowance for Bad Debts
						Amount	Action Taken		
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major stockholder	Accounts receivable	$83,602	-	NTD -	-	NTD 82,812	NTD -
			Other receivable	$17,521	-	NTD -	-	NTD 17,354	NTD -
Hatsu Marine Limited	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party	USD$6,035	-	USD -	-	USD 2,458	USD -
Clove Holding Ltd.	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party	USD$14,085	-	USD -	-	USD 5,500	USD -

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Year Ended December 31, 2005
(Expressed in Thousands of Dollars / Thousand Shares)

				Initial Investment Amount		Shares Held as at December 31, 2005					
Investor	Investee	Address	Main Business	Balance as at December 31, 2005	Balance as at January 1, 2005	No. of Shares	Ownership (%)	Carrying Value	Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$41,434,463	$6,878,598	$6,879,847	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Ssu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	72,714	(1,037)	(1,368)	Subsidiary of the Company
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	32,000	40.00	401,997	69,714	27,886	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,548,310	1,334,218	517,375	Investee accounted for by equity method
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	3,125	31.25	40,827	24,066	6,895	Investee accounted for by equity method
	EVA Airways Corporation	11F, No.376, Hsinnan Rd., Section 1, Lu Chu Hsiang, Taoyuan County, Taiwan	International passenger and cargo transportation	8,569,973	8,569,973	692,412	20.43	8,982,435	1,326,060	259,284	Investee accounted for by equity method
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	160,000	160,000	16,000	20.00	153,219	(8,881)	(1,776)	Investee accounted for by equity method
	Toplogis Technology Corporation	3F-3, No.185, Kewang Rd., Gaoyuan Village, Longtan Shiang, Taoyuan County	IT services and design and wholesale of software	10,000	10,000	1,000	25.00	4,063	(18,984)	(4,746)	Investee accounted for by equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Year Ended December 31, 2005
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2005			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2005	Balance as at January 1, 2005	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 799,145	USD 139,444	USD 139,444	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 8,000	USD 8,000	80	100.00	USD 4,575	(USD 724)	(USD 724)	Indirect subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 59,968	USD 7,827	USD 7,827	Indirect subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 105,674	USD 10,532	USD 7,627	Indirect subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 36,371	USD 5,027	USD 4,792	Indirect subsidiary of the Company
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 9,518	USD 675	USD 644	Indirect subsidiary of the Company
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 185	USD 320	USD 56	Indirect subsidiary of the Company
	PT. Evergreen Marine Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD 258	-	25.44	USD 753	USD 1,237	USD 315	Investee company of Peony accounted for under equity method
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 15,785	-	50.00	USD 17,788	(USD 4,157)	(USD 2,079)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 184,387	USD 93,213	USD 45,674	Investee company of Peony accounted for under equity method
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 8,143	USD 1,957	USD 385	Investee company of Peony accounted for under equity method
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,279	USD 133	USD 69	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, 3F, Eastern Garden, No.138 A-Li Mountain Rd., Huangdao Development Dist. Qingdao City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,261	USD 1,256	USD 462	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No.1 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,473	USD 2,004	USD 802	Investee company of Peony accounted for under equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For the Year Ended December 31, 2005

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2005			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2005	Balance as at January 1, 2005	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Loading and discharging of containers	USD 28,636	USD 28,636	12,250	48.18	USD 18,439	USD 5,305	USD 2,556	Investee company of Peony accounted for under equity method
	Evergreen Shipping (S) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 1,198	USD 1,422	USD 363	Investee company of Peony accounted for under equity method
	Evergreen Star (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 238	204	25.50	USD 734	USD 3,421	USD 872	Investee company of Peony accounted for under equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 2,720	USD 1,780	USD 890	Investee company of Peony accounted for under equity method
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 1,750	USD 1,622	4	70.00	USD 1,700	(USD 114)	(USD 80)	Indirect subsidiary of the Company
	Evergreen India Pte. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 12	USD 12	5	49.98	USD 29	USD 25	USD 13	Investee company of Peony accounted for under equity method
	Evergreen Marine Australia Pty Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD-	USD-	-	25.50	USD 245	USD 768	USD 196	Investee company of Peony accounted for under equity method

Evergreen Marine Corporation and Subsidiaries — Greencompass Marine S. A.
Derivative financial instrument undertaken by the Company and its investee
December 31, 2005

1. Derivative financial instruments:

(1) The contract (notional principal) amounts and credit risk (expressed in thousand dollars)

	December 31, 2005		December 31, 2004	
Financial Instruments	Notional Principal (Contract Amount)	Credit Risk	Notional Principal (Contract Amount	Credit Risk
Interest rate swaps (IRS)	USD 108,176	USD 598	USD -	USD -
Foreign exchange option	EUR 3,000	USD -	USD -	USD -

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Company in the event that the counterparties default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates, exchange rates. And the foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted on the Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of future cash requirements

As no principals are exchanged upon settlement of the interest rate swaps and forward exchange options , no significant cash requirement is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is expected. In addition, the interest rates, exchange rates and prices are fixed. Thus, cash flow risk is remote.

(4) The purposes and strategies of holding derivative financial instruments

The derivative financial instruments are held for trading and non-trading purposes. Interest rate swaps are undertaken to hedge against fluctuations in interest rates and exchange rates. The aim of the hedging strategy is to hedge most of the market risk. For the derivative financial instruments held for trading purposes, they are undertaken to make profits on the interest rate, exchange rate and price differentials.

(5) Disclosures of derivative financial instruments in the financial statements

1) Interest rate swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

2) Foreign Exchange Option:

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

2. Fair values of financial instruments

	94.12.31				93.12.31			
Derivative financial instruments	Carrying Value		Fair Value		Carrying Value		Fair Value	
Interest rate swaps	USD	-	USD	126	USD	-	USD	-
Foreign exchange options	USD	166	USD	166	USD	-	USD	-

Evergreen Marine Corporation
Investments in Mainland China
For the Year Ended December 31, 2005
(Expressed in Thousands of Dollars)

Investee in Mainland China	Main Business	Paid-in Capital	Way of Investing in Mainland China (Note 1)	Balance of Investments in Mainland China as at January 1, 2005	Investment Amount Remitted to Mainland China from Taiwan during 2005	Amount Remitted Back to Taiwan from Mainland China during 2005	Balance of Investments in Mainland China as at December 31, 2005	The Company's Direct/ Indirect Ownership in the Investee (%)	Investment Income (Loss) for 2005 (Note 2)	Carrying Value of Investments as at December 31, 2005	Accumulated Amount of Investment Income Remitted Back to Taiwan as at December 31, 2005
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation , container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$196,275 (USD 6,000)	$-	$-	$196,275 (USD 6,000)	21.06	$12,360 (USD 385)	$266,378 (USD 8,143)	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$33,301 (USD 1,018)	-	-	33,301 (USD 1,018)	40.00	25,747 (USD 802)	80,898 (USD 2,473)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$145,472 (USD 4,447)	-	-	145,472 (USD 4,447)	40.00	14,832 (USD 462)	172,100 (USD 5,261)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB44,960	(2)	$102,521 (USD 3,134)	-	-	102,521 (USD 3,134)	55.00	2,215 (USD 69)	107,264 (USD 3,279)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	26,598 (HKD 6,304)	-	-	26,598 (HKD 6,304)	6.85	-	26,598 (HKD 6,304)	-

Balance of Investments in Mainland China as at December 31, 2005	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA)	Quota of Investments in Mainland China Imposed by the Investment Commission of MOEA	
$504,156	$1,095,368	Net worth under $5,000,000,000 (40%)	$2,000,000
(USD 14,599) (HKD 6,304)	(USD 33,485)	Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	9,811,453
			$13,311,453

(Net worth of the Company: NT$59,057,266)

Note 1: Investments in Mainland China can be conducted by the following ways:
(1) Remitting the funds to Mainland China via a thirty country
(2) Via a new investee to be set up in a third country
(3) Via an existing investee set up in a third country
(4) Investing directly in Mainland China
(5) Others

Note 2: Investment income (loss) for the year
"(1)" denotes that the investee is still in the start-up stage.
"(2)" denotes the basis on which the investment income (loss) is recognized.
(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
(b) Based on the investee's financial statements audited by the Company's auditor
(c) Others